SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For the month of October 2004

Commission File Number: 333-13878

CANWEST MEDIA INC.

(Translation of Registrant’s name into English)

3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba,

Canada R3B 3L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                            .

Introductory Note

On October 7, 2004, 3815668 Canada Inc. (“HoldCo”), a wholly-owned subsidiary of CanWest Global Communications Corp. and the immediate parent of CanWest Media Inc. (“CanWest”), published the attached financial information in connection with a series of proposed transactions designed to replace the existing Fixed Rate Subordinated Debentures due 2010 of Holdco with a new series of 8% Senior Subordinated Notes Due 2014 of Holdco (the “New Notes”). Immediately following the issuance of the New Notes, it is contemplated that 3815668 Canada Inc. will amalgamate with CanWest to form a new company that will also be called CanWest Media Inc. Upon amalgamation, the new notes will become unsecured senior subordinated obligations of the new CanWest Media Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion relates to and should be read together with the consolidated financial statements of 3815668 Canada Inc. and the notes thereto.

Overview

In November 2000, we acquired our Canadian publications operations from Hollinger, and in September 2001, we further expanded our publishing operations by gaining effective control of the National Post. The addition of these publishing and online assets to our existing national television network has resulted in the creation of Canada’s largest media company. Our broad media platform has provided us the ability to offer a multimedia product offering to our Canadian customers. In addition, we have pursued cost-cutting opportunities through the integration of our operations as well as other restructuring activities. Thus, we have levered the benefits of owning a broad media platform to improve the profitability of our operations. Our diversification within the Canadian market and internationally has improved the stability of our overall results. At the same time, we have improved our financial position through debt repayment using proceeds from the sale of non-core operations.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our 56.6% economic interest in Network TEN. Although Network TEN’s results are not consolidated into our financial statements, we do analyze its results as part of our segment analysis. See note 19 to our audited consolidated financial statements and note 8 to our unaudited interim consolidated financial statements.

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following 7% advertising revenue growth in fiscal 2003, advertising revenues declined by 6% in our Canadian television broadcast segment in the first nine months of fiscal 2004, reflecting a slight reduction in television advertising purchases in general as well as loss of share resulting primarily from reduced ratings performance. The performance relative to the prior year has progressively improved during fiscal 2004, although we expect television revenues for the fourth quarter of fiscal 2004 to be below those for the same period in the prior year. We believe that revenues will stabilize in early fiscal 2005 relative to the same period in fiscal 2004.

Our Australian and New Zealand television broadcast segments turned in strong results in the first nine months of 2004, with local currency revenues up by 16% in Australia and 7% in New Zealand. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 10% revenue increase in Australia and 9% in New Zealand. We expect Australia and New Zealand television segments to continue to deliver local currency revenue increases in the fourth quarter of fiscal 2004. In our Irish television segment, following five years of solid revenue growth, revenues for the nine months ended May 31, 2004 showed modest growth of 2%.

Our principal television broadcast operating expenses are programming costs and employee salaries. In the first nine months of fiscal 2004, segment operating expenses increased 7% in Canada, primarily as a result of increased programming costs. In Canada, we expect this trend to continue for the fourth quarter of fiscal 2004 and into fiscal 2005 as we continue to invest in our program schedule. In New Zealand, segment operating expenses for the nine months ended May 31, 2004 were flat as compared to the same period in the prior year as a result of reduced programming costs, which partially resulted from the purchasing power of a strong New Zealand dollar. In Australia, segment operating expenses increased by 17%, reflecting increased programming costs. For our Irish broadcasting operation, segment operating expenses were consistent with the same period in the prior year.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. We earn nearly all of our publishing and online revenues from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Excluding the effect of the sale of certain newspaper assets to Osprey Media in February 2003, advertising and circulation revenues were higher in the first nine months of 2004. The advertising increase resulted from increases in both lineage and prices. We expect to continue to see moderate advertising revenue increases in the fourth quarter of fiscal 2004. Circulation revenues increased marginally in the nine months ended May 31, 2004 as a result of higher per copy revenue. We expect that circulation revenues, which make up approximately 17% of total newspaper revenues, will be relatively flat during the remainder of fiscal 2004 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions which were launched in all of our major markets in fiscal 2004.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses decreased as a percentage of revenues to 76% in the first nine months of fiscal 2004 from 77% in the first nine months of fiscal 2003. The decrease in expenses was primarily the result of operational restructuring completed in the last half of fiscal 2003. Such decreases are not expected to continue, therefore, we expect to maintain a relatively consistent margin in our publishing and online segment during the fourth quarter of fiscal 2004.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues increased 11% during the first nine months of 2004, reflecting significant growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 8% increase. We expect revenues in local currencies to continue to increase during the fourth quarter of fiscal 2004, bolstered by the addition of new FM frequencies in fiscal 2004.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses increased 5% in the first nine months of fiscal 2004 as compared to the same period the prior year; in Canadian dollars this increase was 12%. We expect that moderate expense increases will continue to be outstripped by revenue increases during the fourth quarter of fiscal 2004.

Outdoor Advertising

Our outdoor advertising segment consists of Network TEN’s wholly-owned subsidiary, Eye Corp. Although Eye Corp.’s results are not consolidated into our financial statements, we analyze its results as part of our segment analysis. See note 19 to our audited consolidated financial statements and note 8 to our unaudited interim consolidated financial statements. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.’s displays. Segment revenues increased during the first nine months of 2004, reflecting the impact of increased air travel as well as increased inventories and rates. Revenues are expected to continue to increase during the fourth quarter of fiscal 2004 and in fiscal 2005. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses decreased as a percentage of revenues to 82% in the first nine months of fiscal 2004 from 93% in the first nine months of fiscal 2003 as a result of a focus on cost containment. We expect some further increase in margins during the fourth quarter of fiscal 2004 as revenue increases outpace expense increases.

Acquisitions and Divestitures

We have made a number of acquisitions and divestitures since the beginning of fiscal 2001 that affect the comparability of our results from period to period.

•	In November 2000, we acquired our Canadian publishing operations.

•	In January 2001, we acquired the remaining shares of RadioWorks New Zealand Limited, a New Zealand national radio operation.

•	In March 2001, we restructured our controlling interest in Ireland’s TV3, at which time we began to proportionately consolidate TV3’s results.

•	In October 2001, we disposed of CKVU, a television station in Vancouver.

•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002).

•	In August 2002 and February 2003, we disposed of certain community newspapers.

In addition, in June 2004, we sold our 29.9% interest in Ulster Television and in July 2004, completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

Foreign currency effects

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements and note 1 to our unaudited interim consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2003 we had $1,094 million of intangibles and $2,425 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or we have bona fide offers for assets. The projections used in the DCFs represent management’s best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2003, the carrying value of intangibles and goodwill might have been different.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts to record future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Income taxes were $3 million for the year ended August 31, 2003. Future tax assets were $105 million, while future tax liabilities were $482 million at August 31, 2003. See note 12 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2003 and 2004, based on experience and discussions with plan managers, management estimated the long-term rate of return on plan assets to be 6.75% to 7.25%. For the same periods, the discount rate used in measuring the liability was 6.5% to 6.75%. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that earnings would increase by 3.5% to 4.5% per year and that price inflation would be 2% per year. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2003 was $20.7 million. Use of different assumptions would result in different results.

Broadcast Rights

At August 31, 2003, we had $111 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the book value of broadcast rights.

Operating Results

Introductory Note

•	Operating income before amortization. In the discussion that follows, we provide information concerning our consolidated operating income before amortization. Operating income before amortization is not a recognized measure of financial performance under Canadian GAAP. Management utilizes operating income before amortization as a measure of segment profitability in making strategic resource allocations. In addition, we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Investors are cautioned, however, that operating income before amortization should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies.

•	Segment operating profit. We also discuss below segment operating profit. We calculate segment operating profit by determining segment operating income before amortization as defined above and adding back restructuring charges. See note 19 to our audited consolidated financial statements and note 8 to our unaudited interim consolidated financial statements.

Nine Month Period Ended May 31, 2004 Compared to Nine Month Period Ended May 31, 2003

Following is a table of segmented results for the nine months ended May 31, 2004 and May 31, 2003, including a reconciliation of segment operating profit to operating income:

	Operating Revenues		Segment Operating Profit
	Nine Months Ended May 31,
	2003	2004	2003	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(thousands of dollars)
Publishing and Online
Canada	$898,853	$878,167	$206,510	$213,995
Television
Canada	593,461	559,712	206,833	147,450
Australia — Network TEN (1)	245,996	309,920	77,464	112,274
New Zealand	69,549	79,860	7,063	17,661
Ireland	26,520	27,042	8,651	8,879

Total Television	935,526	976,534	300,011	286,264
Radio
New Zealand	54,654	65,299	15,168	20,944
Outdoor
Australia (1)	27,941	32,441	2,106	5,885

	1,916,974	1,952,441	523,795	527,088
Corporate and other	—	—	(17,197)	(20,657)
Restructuring expenses (2)	—	—	(14,136)	—

Total combined	1,916,974	1,952,441	492,462	506,431
Elimination of equity accounted affiliates (1)	(273,937)	(342,361)	(79,570)	(118,159)

Total consolidated	$1,643,037	$1,610,080	$412,892	$388,272

Operating income before amortization			$412,892	$388,272
Amortization expense			72,619	72,722

Operating income			$340,273	$315,550

(1)	Represents our 56.6% proportionate interest in Network TEN and its wholly owned subsidiaries.
(2)	In fiscal 2003, we undertook restructuring activities in our Canadian operations. The restructuring expense related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $10 million and corporate and other - $1 million.

Consolidated Results

Effect of Divestitures. In February 2003, we sold certain newspaper publishing properties to Osprey Media. The following table summarizes the contribution of these newspaper assets to consolidated revenues, operating income before amortization and operating income during the nine months ended May 31, 2003.

	Nine Months ended May 31, 2003
	Revenues	Operating Income Before Amortization	Operating Income
	(unaudited)	(unaudited)	(unaudited)
	(thousands of dollars)
As reported	$1,643,037	$412,892	$340,273
Newspaper publishing properties sold	(39,956)	(10,105)	(9,612)

	$1,603,081	$402,787	$303,661

Revenues. Consolidated revenues declined by $33 million to $1,610 million during the nine months ended May 31, 2004. The decline resulted from the sale of newspaper assets to Osprey Media; these assets accounted for $40 million of our consolidated revenues during the first nine months of 2003. The effect of the Osprey

Media sale was partially offset by a $7 million, or 0.4%, increase in revenues from our remaining assets. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, both of which were partially offset by a decrease in revenues from our Canadian television segment.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased by $8 million for the nine months ended May 31, 2004 to $1,222 million, reflecting the sale to Osprey Media. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during the first nine months of 2003. Consolidated operating expenses attributable to operations not sold to Osprey Media increased $22 million, or 2%, from $1,200 million in the first nine months of the previous year, primarily as a result of the effect of increased programming costs in our Canadian television segment, partially offset by a $14 million decline in restructuring charges.

Restructuring charge. In the first nine months of fiscal 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $14 million. The restructuring expense related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $10 million and corporate and other - $1 million.

Operating income before amortization. Consolidated operating income before amortization decreased by 6% in the nine months ended May 31, 2004 to $388 million from $413 million in the same period in 2003. Of the $25 million decline in consolidated operating income before amortization, $10 million was attributable to the sale to Osprey Media. The remainder of the decrease reflects lower segment operating profit in our Canadian television segment, which was partially offset by increases in our New Zealand and Australian television segments and our publishing and online segment.

Amortization. Amortization of intangibles was $13 million for the first nine months of both fiscal 2004 and 2003. Amortization of property and equipment increased marginally to $56 million for the nine months ended May 31, 2004 from $54 million in the same period in fiscal 2003.

Operating income. Consolidated operating income was $316 million in the nine months ended May 31, 2004 compared to $340 million for the same period in 2003.

Segment Results

Publishing and online

•	Revenues. Segment revenues for the nine months ended May 31, 2004 were $878 million, a decrease of $21 million, or 2%, from the revenues recorded in the same period in the prior year. The decline reflects the asset sale to Osprey Media in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during the first nine months of 2003. Our remaining newspaper assets recorded an increase of $19 million, or 2%, compared to the same period in the prior year. Excluding the impact of the sale to Osprey Media, advertising revenues were up approximately 2% overall with increases in both lineage and rates. The increase in lineage primarily reflects strength in classified and retail partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers were flat, circulation revenue increased marginally as a result of achieving an increase in revenue per copy.

•

Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for the nine months ended May 31, 2004 declined by $28 million compared to the same period in the prior year. This decline reflects a $30 million decrease in operating expenses attributable to assets sold to Osprey Media, partially offset by a $2 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal 2003. Newsprint expenditures increased approximately 2%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

•	Segment operating profit. Segment operating profit for the nine months ended May 31, 2004 increased by $7 million compared to the same period in the prior year. Excluding the impact of the newspaper assets sold to Osprey Media, segment operating profit was $18 million, or 9%, higher than in the first nine months of fiscal 2003, driven primarily by an increase in revenues.

•	Restructuring Expenses. Restructuring expenses of $10 million were recorded in respect of this segment for the nine months ended May 31, 2003 consisting of $2 million in lease termination costs and $8 million in employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues for the nine months ended May 31, 2004 declined by 6%, or $34 million, to $560 million from $593 million recorded in the same period in the previous year as a result of a 7% decrease in airtime sales for the nine months ended May 31, 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal 2004 at an 11% decrease compared to the first quarter of fiscal 2003. Third quarter revenues were 3% below the prior year.

This decrease was partially offset by an approximately $6 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 16% to $7 million in the nine months ended May 31, 2004 compared to the same period in the previous year. There are now more than 3.3 million subscribers to our digital services, representing a 14% increase year to date in fiscal 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) of $412 million were 7%, or $26 million, higher for the nine months ended May 31, 2004 than in the same period the prior year. This reflected increases in expenses due to the following:

o	program amortization, which comprises approximately 60% of segment operating expenses, increased by approximately $15 million, or 8%, for the nine months ended May 31, 2004 as compared to the same period in fiscal 2003, including charges related to the discontinuance of certain programming activities including the Mike Bullard Show as well as increased costs of new program offerings;

o	increased pension expense primarily as a result of the recognition of experience losses in our defined benefit pension plans;

o	approximately $5 million in increased program production expenses as a result of the increased program production activity; and

o	increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for the nine months ended May 31, 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

These increases were partially offset by cost reductions achieved through savings as a result of operational restructuring activities which were undertaken in the last half of fiscal 2003.

•	Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for the nine months ended May 31, 2004 decreased 29% to $147 million compared to $207 million for the first nine months of fiscal 2003.

•	Restructuring Expenses. Restructuring expenses of $3 million were recorded in respect of this segment for the nine months ended May 31, 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

•	Revenues. Segment revenues for the nine months ended May 31, 2004 increased by 26% to $310 million from $246 million for the same period in the prior year. In domestic currency, segment revenues increased 16% reflecting Network TEN’s strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 10% increase on translation to Canadian dollars.

•	Operating expenses. Segment operating expenses for the nine months ended May 31, 2004 increased 17% to $198 million compared to $169 million for the same period in fiscal 2003. In domestic currency operating expenses increased 8% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 9% increase on translation to Canadian dollars.

•	Segment operating profit. Segment operating profit increased by 45% to $112 million for the nine months ended May 31, 2004 compared to $77 million in the same period in fiscal 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television. Revenues for New Zealand’s 3 and C4 television networks increased by 15% to $80 million for the nine months ended May 31, 2004 from $70 million the previous year. In local currency, revenues increased by 7% reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in the period as New Zealand’s first free-to-air music channel and is contributing to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand’s 3 and C4 television networks decreased by 7% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In the same period in the prior fiscal year, programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. With the stronger New Zealand currency, operating expenses for New Zealand’s 3 and C4 television networks were flat as compared to the same period in the prior year. New Zealand’s 3 and C4 produced segment operating profit of $18 million, an $11 million increase from $7 million recorded in the nine months ended May 31, 2003.

Irish television. Our 45% share of revenues at TV3 in the Republic of Ireland was unchanged at $27 million in the nine months ended May 31, 2004 compared to the same period in the prior year. Our share of TV3’s segment operating profit was $9 million, also consistent with the same period in the prior year.

New Zealand radio. CanWest RadioWorks in New Zealand continued its steady performance, increasing revenues and segment operating profit for the nine months ended May 31, 2004. Revenues grew by 19% to $65 million from $55 million in the same period in the previous year. Revenues in domestic currency grew by 11%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. RadioWorks’ segment operating profit grew by 38% to $21 million from $15 million in the same period in the previous year.

Outdoor advertising. Segment revenues increased by $5 million, or 16%, to $32 million from $28 million for the first nine months in fiscal 2003. This increase reflected 7% growth in revenue in domestic currency with a further 9% increase as a result of currency translation. Segment operating profit increased by $4 million, or 179%, to $6 million, as compared to the nine months ended May 31, 2003.

Corporate and other. Segment expenses increased from $17 million in the first nine months of 2003 to $21 million in the first nine months of 2004. In addition, restructuring expenses of $1 million were incurred in respect of this segment in the nine months ended May 31, 2003 consisting of employee severance costs.

Interest Income and Expense

Interest expense was $238 million for the nine months ended May 31, 2004, compared to $269 million in the same period in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at May 31, 2004 was $3,143 million, $167 million less than the debt outstanding at May 31, 2003 of $3,310 million. In August 2003, we refinanced $940 million in senior secured debt resulting in an annual interest savings of approximately $8 million.

In the nine months ended May 31, 2004, we recorded a $10 million loss equivalent to the change in fair value of interest rate and foreign currency and interest rate swaps on debt that has been retired. This compared to a loss of $14 million for the same period of fiscal 2003.

We recorded interest income of $6 million for the nine months ended May 31, 2004 primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter.

Foreign Exchange Gain (Loss)

We recorded net foreign exchange gains of $4 million in the nine months ended May 31, 2004, primarily due to translation gains on U.S. dollar denominated debt which has not been hedged and distributions receivable from Network TEN. This compared to a small foreign exchange loss recorded in the previous year.

Provisions for Fireworks Loans

We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, in an aggregate principal amount of $474 million, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in the nine months ended May 31, 2004.

Investments

For the nine months ended May 31, 2004, we recorded a dilution gain of $2 million as a result of Network TEN issuing shares pursuant to the exercise of certain executive stock options which effectively diluted our economic interest to 56.6%. For the nine months ended May 31, 2003, the investment gains of $20 million were primarily related to the sale of certain small market Ontario newspapers. Dividend income of $4 million received from UTV in the first nine months of fiscal 2004 was 6% higher than the same period in fiscal 2003. In June 2004, we sold our interest in UTV.

Income Taxes

The provision for income taxes was $13 million for the nine months ended May 31, 2004, compared to $16 million for the nine months ended May 31, 2003. The negative effective tax rate of 4% in the nine months ended

May 31, 2004 differed from our statutory rate of 36% as a result of the effect of a valuation allowance provided in the period on future tax assets, and the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in a $4 million income tax expense, partially offset by the impact of international tax rates which are below Canadian rates and a $15 million credit from the resolution of tax issues

Equity Interest in Network TEN

Our equity interest in earnings of Network TEN was $77 million for the nine months ended May 31, 2004 compared to $49 million in the same period in fiscal 2003 as a result of the strong performance of Network TEN as well as the strong Australian currency, as described above.

Currency Translation

We recorded net losses of $2 million related to the realization of currency translation gains related to Network TEN distributions of approximately $3 million and currency translation losses related to repayment of inter-company loans by our New Zealand operations of approximately $5 million. This compared to a $1 million gain in the nine months ended May 31, 2003.

Net Loss

Net loss for the nine months ended May 31, 2004 was $279 million compared to net earnings of $107 million for the nine months ended May 31, 2003.

Fiscal 2003 Compared to Fiscal 2002

The following is a table of segmented results for the years ended August 31, 2003 and August 31, 2002 including a reconciliation of segment operating profit to operating income:

	Revenue		Segment Operating Profit
	For the year ended August 31,
	2002	2003	2002	2003
	(thousands of dollars)
Publishing and Online – Canada	$1,270,335	$1,164,012	$285,027	$258,496
Television
Canada	691,888	730,407	190,752	216,346
Australia-Network TEN (1)	281,427	336,362	81,782	106,975
New Zealand	69,079	95,752	(1,938)	10,095
Ireland	28,317	32,490	7,654	9,729

	1,070,711	1,195,011	278,250	343,145
Radio New Zealand	60,724	73,400	16,361	20,751
Outdoor-Australia (1)	38,074	36,656	874	2,560

	2,439,844	2,469,079	580,512	624,952
Corporate and other	—	—	(26,807)	(23,213)

	2,439,844	2,469,079	553,705	601,739
Restructuring and television program impairment expense (2)	—	—	—	(23,305)

Total Combined	2,439,844	2,469,079	553,705	578,434
Elimination of equity accounted affiliates (1)	(319,500)	(373,018)	(82,655)	(99,219)

Total Consolidated	$2,120,344	$2,096,061	$471,050	$479,215

Operating income before amortization			$471,050	$479,215
Amortization			97,600	94,687

Operating income			$373,450	$384,528

(1)	Represents our proportionate interest in Network TEN and its wholly owned subsidiaries.
(2)	Includes Network TEN television program impairment charges of $10,316 and Canadian media operations restructuring charges of $12,989.

Consolidated Results

Effect of divestitures. In August 2002, we sold certain newspaper publishing interests in Saskatchewan and Atlantic Canada to GTC Transcontinental. In February 2003, we completed the sale of a number of smaller market daily, weekly and shopper publications and related assets in Southern Ontario to Osprey Media for $193.5 million resulting in an investment gain of $21.3 million. These sales, which reflect our strategy of divesting assets not central to our multi-platform sales, content and promotion strategy, affect the comparability of our fiscal 2002 and fiscal 2003 results. The following table summarizes the effect on our fiscal 2002 operating revenue, segment operating profit and operating income excluding the results of the newspaper publishing interests sold to GTC in August 2002 and excluding the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002.

	For the year ended August 31, 2002
	Operating Revenue	Operating Income Before Amortization	Operating Income
	(thousands of dollars)
As reported	$2,120,344	$471,050	$373,450
Newspaper publishing properties sold	(141,807)	(42,721)	(39,167)

Pro forma	$1,978,537	$428,329	$334,283

Revenues. We reported consolidated revenues of $2,096 million for the year ended August 31, 2003, a decrease of $24 million from the prior year. The decrease resulted from the sale of publishing assets to GTC and Osprey Media. Excluding the impact of sold newspapers, revenues increased by $118 million. Revenues for 2003 reflected strong results in our Canadian television and publishing operations and our New Zealand broadcasting operations.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $32 million to $1,617 million reflecting the asset sales to GTC and Osprey Media. Excluding the sold newspapers, operating expenses increased $67 million, or 4%, from $1,550 million in the previous year, reflecting expense increases in our publishing and online operations, as well as restructuring expenses.

Restructuring charge. We recorded a restructuring charge of $13 million related to employee severance expenses associated with the restructuring of our Canadian media operations in fiscal 2003. The restructuring charge affected the following operating segments: Canadian television — $3 million, Canadian publishing and online — $9 million and corporate and other — $1 million.

Operating Income before amortization. Consolidated operating income before amortization increased by 2% to $479 million in fiscal 2003 from $471 million in fiscal 2002. Excluding the impact of the sold newspapers, operating income before amortization increased by 12%. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were partially offset by restructuring expenses.

Amortization. Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $70 million in fiscal 2003 from $73 million in the previous year, reflecting the sale of the community newspapers to GTC and Osprey Media.

Operating income. Operating income increased from $373 million in fiscal 2002 to $385 million in fiscal 2003.

Segment Results

Canadian publishing and online.

•	Revenues. Segment revenues for fiscal 2003 declined from $1,270 million in fiscal 2002 to $1,164 million in fiscal 2003. The decline primarily reflects the sale of newspaper assets to GTC and Osprey Media. Excluding the revenues of the sold papers, revenues increased by 3%. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of the fiscal year. Advertising and circulation comprised 79% and 18%, respectively, of our newspaper revenues for fiscal 2003, consistent with the prior year.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) declined from $985 million in fiscal 2002 to $906 million in fiscal 2003, reflecting the sales to GTC and Osprey Media. Excluding expenses attributable to the sold newspapers, segment operating expenses increased by 2%. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

•	Segment operating profit. Segment operating profit declined from $285 million in fiscal 2002 to $258 million in fiscal 2003, reflecting the sales to GTC and Osprey Media. Excluding the results of the sold newspapers, segment operating profit increased by 7%. Our online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive operating profit of just under $1 million, compared to losses of $4.5 million the previous year. The online properties are now more closely aligned with other media properties and are contributing to overall profitability.

•	Restructuring Expenses. Restructuring expenses of $9 million were incurred in respect of this segment in fiscal 2003 related to the restructuring of our Canadian media operations. This charge consists of $2 million in lease termination costs and $7 million in employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues were up by 6% to $730 million from $692 million recorded in the previous year, reflecting in part, the strength of the Canadian television advertising market. Revenues at conventional television operations and at Global Prime increased by 5% in fiscal 2003 compared to fiscal 2002. Our six digital specialty channels saw revenues double to $9 million in fiscal 2003, their second full year of operation. Our portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to year-end we launched a seventh channel, CoolTV.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) increased by 3% to $514 million in fiscal 2003, compared to $501 million in fiscal 2002. The increase primarily reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

•	Segment operating profit. As a result of revenue increases and expense control, our Canadian television segment operating profit increased 13% to $216 million in fiscal 2003.

•	Restructuring expenses. Restructuring expenses of $3 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs related to the restructuring of our Canadian media operations. These charges are not reflected in segment operating profit.

Australian television. Segment operating revenues increased by $55 million to $336 million in fiscal 2003, reflecting significant ratings gains for Network TEN’s prime time schedule in its target demographic of 16 to 39 year olds and significant ratings gains related to Network TEN’s acquisition of key sports properties. Segment operating expenses increased by $30 million, primarily reflecting higher programming expenses for sports and other programming. Segment operating profit increased by $25 million, or 31%, to $107 million, as the revenue gains more than offset the increase in operating expenses. Results from Australia were converted at an average exchange rate of .8893, an increase of 7% over the prior year rate of exchange.

New Zealand television. Revenues from television broadcast operations for New Zealand’s 3 and TV4 television networks increased by 39% to $96 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 21% compared to fiscal 2002. Segment operating profit also improved, from a loss of $2 million in fiscal 2002 to $10 million for fiscal 2003. Results from New Zealand were translated at an average exchange rate of $0.7957, an increase of 15% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. In October 2003, TV4 was relaunched as C4 with a youth music format.

Irish television. Our 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million in fiscal 2003 from $28 million the previous year. Our share of TV3’s segment operating profit was $10 million, up from $8 million the previous year.

New Zealand radio. RadioWorks continued its steady performance, increasing revenues and segment operating profit. Revenue grew by 21% to $73 million in fiscal 2003 from $61 million the previous year. Segment operating profit grew by 27% to $21 million in fiscal 2003 from $16 million in the previous year.

Outdoor. Segment operating loss improved from $2 million in fiscal 2002 to $0.2 million in fiscal 2003, primarily reflecting lower operating expenses.

Corporate and other. Corporate and other segment expenses decreased by 13% to $23 million in fiscal 2003 from $27 million in fiscal 2002. In addition, restructuring expenses of $1 million were incurred in fiscal 2003 in respect of this segment consisting of employee severance costs.

Financing Costs

Financing costs were $357 million for fiscal 2003, compared to $361 million in the previous year, reflecting the reduced level of debt as well as lower interest rates achieved through refinancing of debt.

Investment Gain (Loss)

In fiscal 2003, we had investment gains of $9 million, primarily as a result of the gain on the sale of community newspapers of $21 million offset by the loss on the sale of our common share holdings in SBS Broadcasting S.A. of $11 million. We recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during fiscal 2003. Dividend income of $4 million from UTV was consistent with fiscal 2002.

Income Taxes

The provision for income taxes was $3 million in fiscal 2003, compared to $6 million in fiscal 2002. The effective tax rate of 17% differed from our statutory rate of 36.6% primarily as a result of a valuation allowance provided in the year on future tax assets.

Interest in Earnings of Network TEN

Our interest in earnings of Network TEN was $101 million in fiscal 2003 compared to a loss of $12 million in fiscal 2002. Network TEN’s operating income before amortization increased to $173 million for fiscal 2003 compared to $144 million for fiscal 2002. In fiscal 2003, Network TEN recorded a charge of $18 million related to program inventory write-downs, and a recovery of future taxes of $56 million primarily as a result of new tax consolidation legislation in Australia. In fiscal 2002, Network TEN recorded an investment write-down of $17 million, a charge for Eye Corp. goodwill impairment of $56 million and a charge related to the resolution of a taxation issue of $30 million. For fiscal 2003, results from Network TEN were translated at an average exchange rate which is 7% higher than the average rate of translation used in fiscal 2002.

Net Earnings

Net earnings for fiscal 2003 were $115 million, compared to $33 million in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

The following is a table of segmented results for the years ended August 31, 2002 and August 31, 2001 including a reconciliation of segment operating profit to operating income:

	Operating Revenues		Segment Operating Profit
	For the year Ended August 31,
	2001	2002	2001	2002
	(thousands of dollars)
Publishing and Online
Canada	$919,923	$1,270,335	$207,804	$285,027
Television
Canada	701,027	691,888	229,494	190,752
Australia – Network TEN (1)	233,117	281,427	69,212	81,782
New Zealand	58,436	69,079	(8,939)	(1,938)
Ireland	31,056	28,317	2,748	7,654

Total Television	1,023,636	1,070,711	292,515	278,250

Radio
New Zealand	56,864	60,724	14,301	16,361
Outdoor
Australia (1)	22,861	38,074	1,610	874

	2,023,284	2,439,844	516,230	580,512

Corporate and other	—	—	(11,338)	(26,807)

Total Combined	2,023,284	2,439,844	504,892	553,705

Elimination of equity accounted affiliates (1)	(255,978)	(319,500)	(70,822)	(82,655)

Total Consolidated	$1,767,306	$2,120,344	$434,070	$471,050

Operating income before amortization			$434,070	$471,050
Amortization			154,087	97,600

Operating income			$279,983	$373,450

(1)	Represents our proportionate interest in Network TEN and its wholly owned subsidiaries.

Our results were significantly impacted by the following transactions in fiscal 2001 and fiscal 2002:

•	In November 2000, we acquired our Canadian publishing operations;

•	In January 2001, we acquired the remaining 28% ownership interest in RadioWorks;

•	In March 2001, we restructured our controlling interest in Ireland’s TV3, at which time we began to proportionately consolidate its results;

•	In October 2001, we disposed of our television station CKVU (Vancouver);

•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002); and

•	In August 2002, we disposed of certain community newspapers.

Consolidated Results

Revenues. We reported consolidated revenues of $2,120 million in fiscal 2002, an increase of $353 million from the previous year. The increase in revenue was primarily attributable to the inclusion of twelve months of our publishing operations results in fiscal 2002 compared to only nine and a half months in fiscal 2001, offset in part by a decrease in revenue as a result of the sale of CKVU and the restructuring of our interest in TV3 Ireland. On a same asset basis, revenues increased by $13 million in fiscal 2002 reflecting increases in revenues from our same asset Canadian television operations, partially offset by decreased revenues in our same asset Publishing and Online operations.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $316 million to $1,649 million in fiscal 2002 as a result of the inclusion of a full year of the results of our Canadian publishing operations in 2002.

Operating income before amortization. Operating income before amortization increased by $37 million to $471 million in 2002, as the revenue increase more than offset an increase in operating expenses.

Amortization. Amortization of intangibles and goodwill was reduced to $18 million in fiscal 2002, compared to $89 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $73 million in fiscal 2002 from $60 million the previous year as a result of the acquisition of our Canadian publishing operations.

Operating income. Operating income rose to $373 million in fiscal 2002 from $280 million in the prior year.

Segment Results

Publishing and online

•	Revenues. Segment revenues for fiscal 2002 were $1,270 million, an increase of $350 million from revenues of $920 million for the previous year. The increase reflects the consolidation of a full year of our Canadian publishing operations and National Post revenues in fiscal 2002, compared with only nine and a half months in fiscal 2001 for our Canadian publishing operations and no revenues from the National Post in fiscal 2001. On a same-asset basis, revenue declined by 5%. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising lineage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues were derived from advertising in fiscal 2002, while circulation represented about 17% of the total newspaper revenues.

•

Operating expenses. Compared to fiscal 2001, segment operating expenses (including selling, general and administrative expenses) increased by $273 million in fiscal 2002 to $985 million. The increase reflects the consolidation of a full year of our Canadian publishing operations and National Post expenses in fiscal 2002, compared with only nine and a half months in fiscal 2001 for our Canadian publishing operations and no expenses from the National Post in fiscal 2001. This increase was offset in part by expense reductions of $127 million. The reductions were the result of reduced staffing, and an overall drop of 14% in average newsprint costs during the year. Operating costs also include the start-up costs associated with the launch of the Reach Canada customer contact center in Winnipeg which receives customer service calls for all major newspapers in the group.

•	Segment operating profit. Segment operating profit rose by $77 million, reflecting the inclusion of a full twelve months of operations of our Canadian publishing operations as well as the cost-cutting measures described above.

•	Asset Sale to GTC. In August 2002, we sold a number of newspapers and related assets to GTC for aggregate cash proceeds of $257 million. These newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to our multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $94 million in revenue and $30 million in operating income before amortization in fiscal 2002.

Canadian television

•	Revenues. Segment revenues were down slightly to $692 million in fiscal 2002 from $701 million recorded in the previous year. This was due to the sale of CKVU (Vancouver) effective August 31, 2001. On a same station basis, Canadian television revenues increased by 9% compared to $633 million in fiscal 2001. Revenues at Global Prime, our top-rated specialty cable channel, increased by 28% to $25 million in fiscal 2002, from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

•	Operating expenses. Segment operating expenses increased by 6% to $501 million in fiscal 2002, compared to $472 million in fiscal 2001. On a same station basis, operating expenses increased by 18% in fiscal 2002 compared to fiscal 2001. The year-over-year increase in same station operating expenses reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance. In addition, as part of the CRTC approval of our WIC acquisition, we made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming.

•	Segment operating profit. Segment operating profit declined by $39 million to $191 million in fiscal 2002 from $229 million in fiscal 2001, reflecting the decrease in revenues and increase in expenses described above.

•	Specialty Channels. We launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of fiscal 2002, our portfolio of Canadian digital channels had an aggregate of approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an operating loss of $4 million.

Australian television. Segment revenues increased by $48 million, or 21%, to $281 million in fiscal 2002 from $233 million in fiscal 2001. The increase in revenues resulted from significant ratings gains for Network TEN’s prime time schedule in both its target demographic of 16 to 39 year olds and other audience categories. Segment operating expenses were $36 million higher in fiscal 2002 than in fiscal 2001, reflecting higher programming costs associated with the most watched Australian program, Big Brother, and sports programming including Australian Football League games. Segment operating profit increased by $13 million.

New Zealand television. Segment revenues in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency, revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. Segment operating profit also improved, from a loss of $9 million in fiscal 2001 to a loss of $2 million in fiscal 2002. Results from New Zealand were translated at an average exchange rate of $0.6910 in fiscal 2002, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. 3 Television Network gained two points in ad market share to 25% in fiscal 2002 compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, 3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32%.

Irish television. Revenues decreased $3 million to $28 million in fiscal 2002 compared to $31 million in fiscal 2001 as a result of changing to 45% proportionate consolidation in fiscal 2002. Segment operating profit was $8 million in fiscal 2002 compared to $3 million in the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3 in fiscal 2002. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

New Zealand radio. CanWest NZ Radio continued to make steady progress in fiscal 2002, increasing both its revenues and operating profit. Segment operating profit grew to $16 million in fiscal 2002 from $14 million in the previous year on revenues of $61 million. Segment operating expenses were $44 million in fiscal 2002, a 4% reduction in costs from the previous year.

Outdoor. Despite a $15 million increase in segment revenues, segment operating profit was flat due to a similar increase in operating expenses.

Corporate and other. Corporate and other segment expenses more than doubled, from $11 million in fiscal 2001 to $27 million in fiscal 2002.

Financing Costs

Financing costs were $361 million for fiscal 2002, compared to $345 million in the previous year. The decrease reflects reduced interest rates and debt repayments in fiscal 2002, offset by a full twelve months of financing costs related to the acquisition of our Canadian publishing operations which occurred late in the first quarter of fiscal 2001, resulting in only nine and a half months of the carrying cost associated with the acquisition in fiscal 2001.

Investment Gains

In fiscal 2002, we had investment gains, net of losses on the write down of investments, of $34 million. This was primarily comprised of a gain on the sale of CKVU of $68 million and a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million, partially offset by write downs of $86 million as a result of non-temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

Income Taxes

The provision for income taxes was $6 million in fiscal 2002, compared to a tax recovery of $57 million in fiscal 2001. The effective tax rate of 13% in fiscal 2002 was significantly lower than our statutory rate of 39%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to future reductions in federal and provincial income tax rates enacted during fiscal 2001.

Recovery from Minority Interest

In fiscal 2002, we recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In fiscal 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in RadioWorks to January 2001.

Interest in Loss of Network TEN

Our interest in the loss of Network TEN for fiscal 2002 was $12 million compared to an interest in earnings of $53 million for the previous year. Network TEN’s operating income before amortization increased to $144 million for fiscal 2002 compared to $120 million for fiscal 2001. In fiscal 2002, Network TEN recorded an investment write-down of $17 million, a charge for Eye Corp. goodwill impairment of $56 million and a charge related to the resolution of a taxation issue of $30 million. In fiscal 2001, Network TEN recorded a gain on sale of investments of $50 million offset by a loss on the write-down of the SCAPE investment of $23 million. For fiscal 2002, results from Network TEN were translated at an average exchange rate, which is 4% higher than the average rate of translation used in fiscal 2001.

Interest in Loss of Equity Accounted Affiliates

Our interest in losses of equity accounted affiliates was $2 million for fiscal 2002, compared to $14 million in fiscal 2001. The fiscal 2001 loss is primarily comprised of our share of the National Post losses. In 2002, the National Post was consolidated.

Currency Translation

We incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in fiscal 2002, compared to a $7 million loss in fiscal 2001.

Net Income

Net earnings for fiscal 2002 were $33 million, compared to $51 million in fiscal 2001.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of fiscal 2004 and fiscal 2005, our major cash requirements include expected capital expenditures of approximately $100 million and repayment of $8 million in principal payments on long-term debt due in 2004 and 2005, assuming we refinance $25 million in TV3 Ireland debt at its maturity in December 2004. We expect to meet our cash needs for the remainder of fiscal 2004 and fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2004, we had cash on hand of $47 million. We generated cash flows from operating activities of $275 million in fiscal 2003 and $169 million in the first nine months of 2004. This amount includes cash distributions from Network TEN of $33 million in fiscal 2003 and $99 million in the first nine months of 2004. Subsequent to May 31, 2004, Network TEN declared an additional dividend which has resulted in distributions to us of approximately $6 million in July 2004 and which we expect will result in distributions of $37 million in December 2004.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $435 million at May 31, 2004. In June 2004, we received cash proceeds of approximately $257 million in connection with the IPO and refinancing of CanWest MediaWorks (NZ), and received cash proceeds of approximately $144 million from the sale of our stake in Ulster Television. We used these proceeds to repay debt under our credit facility. Concurrent with these prepayments the availability under our revolving credit facility was permanently reduced to $413 million from $600 million. Subsequent to the repayments $334 million was available under our revolving credit facility.

Uses of Funds

Capital Expenditures

In the first nine months of 2004, we used $81 million in investing activities, of which $39 million was for capital expenditures. We also invested $6 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. We expect total capital expenditures for fiscal 2004 to amount to approximately $60 million. In fiscal 2005, we expect to increase our capital expenditure budget to be approximately $100 million. This amount includes an $18 million investment in a new broadcast traffic and sales management system, $8 million for a new classified system to support our Canadian publishing operations, and approximately $9 million to support the growth of our online operations as well as expenditures for regular replacement.

Debt

General

At May 31, 2004, we had total outstanding debt of $3,143 million.

Credit Facility

Total credit available under our credit facility was $1,693 million as of May 31, 2004, of which we had drawn approximately $1,258 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

Total leverage as calculated under our credit facility was 4.25 times cash flow for debt covenant purposes for the twelve months ended May 31, 2004 (May 31, 2003 – 4.72 times), compared to a covenant of 5.50 times.

In June 2004, we completed a refinancing of $911 million of our credit facility which, in addition to reducing the interest rate to reflect the current market, amended certain ratio covenants including increasing the total leverage ratio covenant to 6.0 times through February 2006. The refinancing will result in annual interest savings of approximately $4.5 million.

In July 2004, we incurred approximately $172 million of additional debt under a new revolving credit facility entered into by our New Zealand operations, CanWest MediaWorks (NZ).

In August 2004, we prepaid $401 million under our credit facility using the proceeds of the UTV and CanWest MediaWorks (NZ) transactions. Concurrent with these prepayments the availability under our revolving credit facility was permanently reduced to $413 million from $600 million. As a result of the prepayments our scheduled repayments of our credit facility for the next 12 months is reduced to $8 million.

Maturity Profile of Long-Term Debt

The following table summarizes the expected maturity profile of our long-term debt at May 31, 2004, after giving effect to the exchange offer and related transactions, repayments made under the credit facility since May 31, 2004 and the June 2004 refinancing.

Year ending August 31,	Principal Amount
(thousands of dollars)
(as adjusted) (unaudited)
2005	$ 33,513
2006	8,066
2007	8,066
2008	89,372
2009 and thereafter	2,836,752

The provisions of the credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. We were required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003. In fiscal 2004 we made a voluntary prepayment as a result of which we will not be required to make a prepayment under this provision in respect of fiscal 2004.

Swap transactions

We have entered into foreign currency and interest rate swaps with certain lenders under our indebtedness. Unrealized losses associated with our interest rate and foreign currency and interest rate swaps amounted to $346 million as at May 31, 2004. Unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $220 million as at May 31, 2004. Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum. In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $31 million in the nine months ended May 31, 2004. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Contractual Obligations and Commitments

Our obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2003 are summarized below. This table has not been updated to reflect developments after August 31, 2003. Please see “—Debt—Maturity Profile of Long Term Debt” above.

	Payments due by period (As at August 31, 2003) (unaudited)
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(thousands of dollars)
Long term debt	$3,230,389	$63,078	$104,185	$171,639	$2,891,487
Operating leases	175,919	30,045	53,414	39,410	53,050
Purchase obligations(1)	415,100	283,100	57,000	27,000	48,000
Other long term liabilities	150,190	—	55,400	42,000	52,790

Total	$3,971,598	$376,223	$269,999	$280,049	$3,045,327

(1)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs as well as our management services agreement with The Ravelston Corporation Limited.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of May 31, 2004, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.64%) and receive floating rates of interest (at an average rate of 4.16%) on a notional amount of $528 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 9.03% on a notional amount of $1,062 million and receive floating rates of 4.0% on a notional amount of US$686 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.62% on a notional amount of $954 million and an average fixed rate of 9.7% on a notional amount of US$625 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $9.5 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of May 31, 2004, our outstanding swap contracts were in a net unrealized loss position of $346 million.

As of May 31, 2004, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $1.6 million improvement in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.6 million change in the mark to market value of the cross currency swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in Network TEN and our New Zealand television and radio operations.

Results of Operations of Network TEN

For a discussion of the operations of Network TEN on a standalone basis for the three years ended August 31, 2003, see Item 5 in the Form 20-F of CanWest Media for the year ended August 31, 2003.

Differences Between Canadian GAAP And U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The significant differences relevant to us are discussed in detail in note 21 to our audited consolidated financial statements and note 10 to our unaudited interim consolidated financial statements.

As indicated in note 10 to our unaudited interim consolidated financial statements, on May 31, 2004 we were required to consolidate the operations of Network TEN under U.S. GAAP. Under Canadian GAAP, we account for our investment in Network TEN using the equity method. The effect of this difference is that the majority of the line items under U.S. GAAP in the balance sheet as at May 31, 2004 would reflect the assets and liabilities of Network TEN as opposed to the single line presentation, under Canadian GAAP, of the investment in Network TEN on the balance sheet. In addition, under U.S. GAAP, as a result of the sale of the certain newspapers to Osprey in 2003, the operations related to those newspapers would have been presented, under U.S. GAAP, on a single line in the income statements as a discontinued operation. Under Canadian GAAP, the operations of these newspapers continued to be included in continuing operations.

INDEX TO FINANCIAL STATEMENTS

3815668 CANADA INC.

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

October 31, 2003 (except for note 20 which is as of August 13, 2004)

Auditors’ Report

To the Directors of 3815668 Canada Inc.

We have audited the consolidated balance sheets of 3815668 Canada Inc. as at August 31, 2003 and August 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended August 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and August 31, 2002 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

October 31, 2003 (except for note 20 which is as of August 13, 2004)

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the directors dated October 31, 2003 (except for note 20 which is as of August 13, 2004) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

3815668 CANADA INC.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 2003 and 2002

(In thousands of Canadian dollars except as otherwise noted)

	2003	2002
ASSETS
Current assets
Cash	115,522	49,778
Accounts receivable	370,132	382,337
Distributions receivable from Network TEN	20,909	—
Income taxes recoverable	—	40,280
Inventory	14,509	19,836
Broadcast rights	82,912	98,096
Future income taxes (note 12)	20,223	30,013
Other	10,483	13,231

	634,690	633,571
Investment in Network TEN (note 3)	55,546	4,494
Other investments (note 4)	109,280	159,181
Broadcast rights	27,661	23,172
Due from parent and affiliated companies (note 15)	514,478	466,457
Property, plant and equipment (note 5)	624,820	660,700
Other assets	126,871	95,439
Intangible assets (note 7)	1,093,818	1,096,458
Goodwill (note 6)	2,424,763	2,579,196

	5,611,927	5,718,668

LIABILITIES
Current liabilities
Accounts payable	107,503	158,494
Accrued liabilities (note 9)	194,709	213,070
Income tax payable	16,862	—
Broadcast rights accounts payable	30,507	35,294
Deferred revenue	30,067	30,522
Future income taxes (note 12)	6,072	6,072
Current portion of long term debt	63,078	150,865

	448,798	594,317
Long term debt (note 8)	3,167,311	3,328,043
Other accrued liabilities	150,190	65,169
Future income taxes (note 12)	391,119	414,933

	4,157,418	4,402,462

Commitments, contingencies, and guarantees (note 18)

SHAREHOLDER’S EQUITY
Capital stock (note 10)	438,838	437,107
Contributed surplus	132,953	132,953
Retained earnings	910,211	794,804
Cumulative foreign currency translation adjustments (note 11)	(27,493)	(48,658)

	1,454,509	1,316,206

	5,611,927	5,718,668

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 and 2001

(In thousands of Canadian dollars except as otherwise noted)

	2003	2002	2001
Revenue	2,096,061	2,120,344	1,767,306
Operating expenses	1,072,378	1,108,942	965,515
Selling, general and administrative expenses	531,479	540,352	367,721
Restructuring expenses	12,989	—	—

	479,215	471,050	434,070
Amortization of intangibles (note 7)	17,500	17,500	89,319
Amortization of property, plant and equipment	70,100	73,430	59,528
Other amortization	7,087	6,670	5,240

Operating income	384,528	373,450	279,983
Financing expenses	(356,798)	(360,796)	(344,792)
Dividend income	3,532	3,241	2,952

	31,262	15,895	(61,857)
Investment gains, losses and write-downs	9,240	33,843	28,630
Interest rate swap loss (note 8)	(23,015)	—	—

	17,487	49,738	(33,227)
Provision (recovery) for income taxes (note 12)	3,009	6,335	(57,005)

Earnings before the following	14,478	43,403	23,778
Minority interests	—	4,330	(3,196)
Interest in earnings (loss) of Network TEN (note 3)	101,339	(11,815)	52,567
Interest in loss of other equity accounted affiliates	(1,332)	(1,523)	(14,491)
Realized currency translation adjustments	922	(1,000)	(7,200)

Net earnings for the year	115,407	33,395	51,458

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 and 2001

(In thousands of Canadian dollars except as otherwise noted)

	2003	2002	2001
Retained earnings—beginning of year, as previously reported	794,804	806,678	755,549
Adjustment for adoption of new accounting pronouncements	—	(45,269)	(329)

Retained earnings—beginning of year, as adjusted	794,804	761,409	755,220
Net earnings for the year	115,407	33,395	51,458

Retained earnings—end of year	910,211	794,804	806,678

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

	2003	2002	2001
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	115,407	33,395	51,458
Items not affecting cash
Amortization	104,133	107,542	165,128
Interest paid in kind	108,385	105,790	75,947
Future income taxes	(19,398)	11,210	(97,006)
Interest in loss (earnings) of Network TEN	(101,339)	11,815	(52,567)
Interest in loss of equity accounted affiliates	1,332	1,523	14,491
Minority interests	—	(4,330)	3,196
Interest rate swap loss	23,015	—	—
Realized currency translation adjustments	(922)	1,000	7,200
Write-off of deferred financing fees	—	—	17,900
Investment gains, losses and write-downs	(9,240)	(33,843)	(28,630)
Pension Expense	7,609	6,445	2,909
Distributions from Network TEN	33,378	60,984	71,096

	262,360	301,531	231,122
Changes in non-cash operating accounts (note 13)	12,248	(114,808)	(40,379)

Cash flows from operating activities	274,608	186,723	190,743

Investing activities
Acquisitions	—	—	(2,007,291)
Other investments	(4,311)	(5,187)	(1,733)
Investment in broadcast licences	(2,325)	—	—
Proceeds from sale of investments	45,605	87,000	64,045
Proceeds from divestitures	193,500	390,059	32,454
Purchase of property, plant and equipment	(38,140)	(52,272)	(41,736)
Advances to parent and affiliated companies	(48,021)	(45,275)	(150,064)

	146,308	374,325	(2,104,325)

Financing activities
Issuance of long term debt	294,700	—	3,862,600
Repayment of long term debt	(651,603)	(493,703)	(2,030,988)
Issuance of share capital	1,731	—	—
Net change in bank loans and advances	—	(28,999)	23,739

	(355,172)	(522,702)	1,855,351

Net change in cash	65,744	38,346	(58,231)
Cash—beginning of year	49,778	11,432	69,663

Cash—end of year	115,522	49,778	11,432

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

On September 28, 2000, 3815668 Canada Inc. (the “Company”) was created as a wholly-owned subsidiary of CanWest Global Communications Corp. (“CanWest”) solely to acquire 100% of the common shares of CanWest Media Inc. (“CMI”) which was created to acquire 100% of the common shares of Global Television Network Inc. (“GTNI”), a wholly-owned subsidiary of CanWest. This transaction has been accounted for on a “continuity of interests” basis. The results of operations for periods prior to creation of the Company are presented as those of the Company in a manner similar to a pooling of interests.

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company’s 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 21.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Investments

The Company accounts for its investment in Network TEN, CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when a decline in fair value is considered other than temporary.

Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 33 1/3%
Leasehold and land improvements	2 1/2% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use or sale. Interest in the amount of $3.7 million was capitalized in 2003 (2002—$3.4 million).

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of Network TEN are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of employees covered by the pension plans is 15 years. The average remaining service period of the employees covered by the other retirement benefit plans is 15 years. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. No compensation expense is recognized from stock options granted by CanWest to the employees of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

The CanWest utilizes the intrinsic value approach to account for share-based compensation. The following are proforma results reflecting the fair value based method of accounting for share-based compensation.

The fair value of the options granted during 2003 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2002—nil), an expected volatility of 54% (2002—40%), risk free interest rates of 4.5% to 4.9% (2002—4.8% to 5.4%) and an expected life of 7 to 9 years (2002—6 to 9 years).

The total fair value of 394,500 stock options that were granted by CanWest during 2003 was $1.5 million, a weighted average fair value per option of $3.81 (during 2002, 233,458 stock options were granted with a total fair value of $1.5 million, a weighted average fair value per option of $6.61). The proforma cost of share compensation expense for the year ended August 31, 2003 would be $1.6 million (2002—$2.3 million, 2001—$1.2 million). A value of $4.4 million will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings for the year ended August 31, 2003 are $113.8 million (2002—$31.1 million, 2001—$50.2 million).

The effects of applying this method in the proforma disclosure are not indicative of future amounts. The Company’s proforma disclosure does not apply to awards prior to 1996, and additional awards in future years are anticipated.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Derivative financial instruments

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by foreign currency interest rate swaps at the rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap is recognized in earnings, and the swap is recorded on the balance sheet at its fair value. Subsequent changes in the fair value of overhanging swaps are recognized in income.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

Expenses, assets and liabilities related to defined benefit pension and other post retirement benefit plans are determined actuarially based on estimates including discount rates for obligations, expected long term rates of return on pension assets and the rate of compensation increase. Actual results may differ from these estimates.

Changes in Accounting Policies

Goodwill and other intangibles

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

from 5 to 40 years. As a result of applying the new standards, no initial impairment in intangibles with indefinite lives or goodwill were identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) was reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The table below provides a reconciliation of previously reported 2001 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

2001
$000
Reported net earnings	97,682
Amortization of goodwill and indefinite life intangibles, net of tax $11,975	62,868
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	6,211

Net earnings adjusted to exclude amortization expense recognized in 2001	166,761

Proposed accounting policies

Hedging relationships

The CICA has issued Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which will be effective for fiscal years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. As at August 31, 2003, the only derivatives utilized by the Company are interest rate swaps and foreign currency interest rate swaps as described in notes 8 and 16. The Company has determined that the adoption of AcG 13 will not have a material effect on the balance sheet or the statement of earnings.

2. ACQUISITIONS AND DIVESTITURES

Acquisitions

a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The fair values of the net assets acquired for proceeds consisting of the carrying value of The National Post Company at date of acquisition of $83.6 million are as follows:

$000
Current assets	50,257
Property, plant and equipment	12,436
Circulation and other intangibles	10,700
Newspaper masthead	35,000
Goodwill	62,987

Total Assets	171,380

Current liabilities	(50,665)
Future income taxes	(14,600)
Minority interests	(22,500)

Total liabilities	(87,765)

83,615

b) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

In 2003, the Company retroactively adjusted the allocation of the purchase price based on the final determination of the balance of pension assets acquired. The impact was to reduce goodwill by $21.0 million and reduce the pension liability by $21.0 million.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

In June 2003, the Company filed a claim with Hollinger in respect of several items including the working capital and other closing adjustments and totaling $54.1 million. Certain amounts are currently in dispute and are to be resolved with Hollinger. Inability to resolve disagreements of amounts owing may result in matters being referred to arbitration or formal court adjudication.

Divestitures

c) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively.

d) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.2 million; assets and liabilities disposed of amounted to $228.7 million and $19.9 million, respectively.

e) In October 2001, the Company completed the sale of CKVU Sub Inc., and received cash proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed of amounted to $84.1 million and $18.8 million, respectively.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

f) In September 2001, the Company completed the sale of CF Television Inc., and received cash proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed of amounted to $87.0 million and nil, respectively.

3. INVESTMENT IN NETWORK TEN

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion. The combination of ordinary shares and subordinated debentures yield the Company distributions equivalent to approximately 57.1% (57.5% to February 27, 2003) of all distributions paid by Network TEN.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

During the year ended August 31, 2003 Network TEN issued 7.1 million shares for proceeds of $14.4 million as a result of the exercise of management stock options. This effectively diluted the Company’s economic interest in Network TEN to 57.1% from 57.5% and resulted in an investment gain of $1.9 million.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	2003	2002
	$000	$000
Assets
Current assets	241,822	285,303
Other assets	37,367	11,913
Property, plant and equipment	79,288	71,875
Long term investments	11,421	2,188
Intangibles	244,418	233,246
Goodwill	88,752	49,304

	703,068	653,829

Liabilities and Shareholders’ Equity
Current liabilities	188,633	191,736
Other long term liabilities	398,047	450,063
Subordinated debentures issued to the Company	40,171	40,154
Share capital	53,150	40,146
Undistributed earnings (deficit)	22,577	(65,291)
Cumulative foreign currency translation adjustment	490	(2,979)

	703,068	653,829

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Summary Consolidated Statements of Earnings

	2003	2002	2001
	$000	$000	$000
Revenue	650,952	555,653	445,179
Operating expenses	459,842	411,904	324,999
Write down of program inventory	18,082	—	—

Operating profit before amortization	173,028	143,749	120,180
Amortization of intangibles and goodwill	—	—	10,802
Amortization of property, plant, equipment and other	16,329	15,130	9,329

	156,699	128,619	100,049
Investment income and gains net of losses on write down of investments	—	(17,221)	26,427
Financing expenses	(102,124)	(28,270)	(71,343)
Goodwill impairment loss (1)	—	(56,114)	—

	54,575	27,014	55,133
Provision for (recovery of) income taxes (2)	(55,969)	59,511	19,328

Earnings (loss) before the following	110,544	(32,497)	35,805
Minority interests	48	4,737	4,354
Interest in earnings of equity accounted affiliates	—	—	940

Net earnings (loss) for the year	110,592	(27,760)	41,099

Net earnings (loss) for the year	110,592	(27,760)	41,099
Interest in respect of subordinated debentures held by the Company	78,056	5,370	56,697

Earnings (loss) for the year before interest in respect of subordinated debentures (3)	188,648	(22,390)	97,796

Summary Statements of Undistributed Earnings

	2003	2002	2001
	$000	$000	$000
Undistributed earnings (deficit)—beginning of year as previously reported	(65,291)	164,192	207,794

Adjustment for adoption of new accounting pronouncements (1)	—	(83,109)	—

Undistributed earnings (deficit)—beginning of year as adjusted	(65,291)	81,083	207,794

Earnings (loss) for the year before interest in respect of subordinated debentures	188,648	(22,390)	97,796
Distributions paid and payable	(100,780)	(123,984)	(141,398)

Undistributed earnings (deficit)—end of year	22,577	(65,291)	164,192

(1)

On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the Company’s adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. was determined on a discounted cash flow basis. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

(2)	During 2003 Network TEN and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to reduction of future tax liabilities. In conjunction with the application new Australian tax law, the company determined that previous tax balances at the acquisition date were not appropriately reflected and accordingly, the balance sheet was revised to reflect additional goodwill and intangible assets of approximately $47.3 million and equivalent additional future income tax liabilities.

In 2002, Network TEN reached an agreement with the Australian Tax Office (“ATO”) regarding a dispute related to the deductibility of debenture interest paid to the Company since 1997. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense of A$36.2 million to Network TEN in the year ended August 31, 2002.

(3)	The Company’s economic interest in Network TEN’s earnings for the year ended August 31, 2003 is $101.3 million (2002—$11.8 million loss), comprised of its 14.8% interest in net earnings and interest on the subordinated debentures.

At August 31, 2003 the Company’s share of undistributed earnings of Network TEN was $20.3 million, (August 31, 2002—NIL). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2003, was approximately $1,091 million (2002—$901 million).

4. OTHER INVESTMENTS

	2003		2002
	Cost	Market Value (2)	Cost	Market Value (2)
	$000	$000	$000	$000
Investments in publicly traded securities—at cost
Ulster Television plc (1)	92,006	108,841	92,006	148,340
Other	2,379	2,379	55,980	49,175

	94,385	111,220	147,986	197,515

Investments in private companies—at cost	8,602		8,602

Investments—on an equity basis	6,293		2,593

	109,280		159,181

During 2003, the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

(1)	The Company’s 29.9% equity interest (15,763,545 ordinary shares) is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

(2)	Market value for publicly traded securities is based on quoted market prices.

5. PROPERTY, PLANT AND EQUIPMENT

	2003
	Cost	Accumulated Amortization	Net
	$000	$000	$000
Land	58,703	—	58,703
Buildings	172,355	29,633	142,722
Machinery and equipment	662,448	255,619	406,829
Leasehold and land improvements	29,707	13,141	16,566

	923,213	298,393	624,820

	2002
	Cost	Accumulated amortization	Net
	$000	$000	$000
Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	648,706	197,498	451,208
Leasehold and land improvements	26,785	10,967	15,818

	905,795	245,095	660,700

The book value of property, plant and equipment located in Canada amounts to $587.5 million (2002—$625.8 million) and in foreign jurisdictions is $37.3 million (2002—$34.9 million).

6. GOODWILL

	2002	Additions	Divestitures	Other		2003
	$000	$000	$000	$000		$000
Operating segment
Television—Canada	604,437	—	—	(4,025	)(1)	600,412
Television—New Zealand	19,613	—	—	—		19,613
Television—Ireland	1,223	—	—	—		1,223
Radio—New Zealand	55,239	—	—	1,775	(2)	57,014
Publishing and Online—Canada	1,898,684	—	(151,376)	(807	)(1)	1,746,501

Total	2,579,196	—	(151,376)	(3,057)		2,424,763

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

	2001	Additions	Divestitures	Other		2002
	$000	$000	$000	$000		$000
Operating segment
Television—Canada	662,637	—	(44,800)	(13,400	)(1)	604,437
Television—New Zealand	19,613	—	—	—		19,613
Television—Ireland	1,223	—	—	—		1,223
Radio—New Zealand	53,039	—	—	2,200	(2)	55,239
Publishing and Online—Canada	2,039,607	47,000	(187,923)	—		1,898,684

Total	2,776,119	47,000	(232,723)	(11,200)		2,579,196

(1)	Decrease in goodwill was related to the adjustment of WIC and CanWest Publications purchase equations including the reversal of restructuring provisions (note 9).

(2)	Increase in goodwill was related to increase in currency translation rates.

7. INTANGIBLE ASSETS

	2003
	Cost	Accumulated Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	44,472	95,528

Indefinite life:
Broadcast licences			639,800
Newspaper mastheads			358,490

			998,290

Total intangible assets			1,093,818

	2002
	Cost	Accumulated Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	26,972	113,028

Indefinite life:
Broadcast licences			624,940
Newspaper mastheads			358,490

			983,430

Total intangible assets			1,096,458

Amortization of intangible assets of $17.5 million was recorded in 2003 and 2002.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

8. LONG TERM DEBT

	Interest Rate (1)	2003	Interest Rate (1)	2002
		$000		$000
Term bank loans (2)	9.7%	1,417,148	9.7%	1,791,938
Senior subordinated notes (3)	8.2%	709,399	7.8%	705,700
Senior unsecured notes (4)	7.2%	294,500		—
Term and demand loan €17,201 (2002—€21,375) (5)	2.7%	26,177	5.8%	32,686
Junior subordinated notes (6)	12.1%	783,165	12.1%	948,584

Long term debt		3,230,389		3,478,908
Less portion due within one year		(63,078)		(150,865)

Long term portion		3,167,311		3,328,043

(1)	The weighted average interest rate gives effect to interest rate swaps.

(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $600 million and $1,768.5 million, respectively and are secured by substantially all of the assets of the Company. At August 31, 2003 the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$648.8 million and had $250 million drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,768.5 million term facilities decreases periodically until maturity between November 2006 and May 2009. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2003 the Company refinanced all of its US dollar debt and $30.2 million of its Canadian dollar debt resulting in the extension of maturity dates and reduction of interest rates.

Up to $30.0 million of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2003.

(3)	The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of CanWest in the amount of US$41.9 million (2002—$56.1 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4)	The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%.

(5)	These credit facilities provide for demand bank loans at August 31, 2003 in the maximum amount of € 40.7 million (2002—€47.5 million). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

(6)	The junior subordinated notes mature in November 2010, bear interest at a fixed rate of 12.125%. At the Company’s option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are collateralized by way of assets of certain subsidiaries of the Company. The notes include $110.1 million in notes issued during 2003 in satisfaction of interest as well as an accrual of $8.2 million for notes to be issued in January 2004 (2002—$104.7 million and $10.0 million respectively). In May 2003, the Company repaid $274.0 million in 12.125% junior subordinated notes.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The Company has entered into various cross-currency interest rate and interest rate swaps which have resulted in fixed interest costs on its senior indebtedness. The total notional value of such instruments was $1,661.3 million at August 31, 2003 (2002—$1,796.5 million) at rates ranging from 6.25% to 6.59% plus a margin (2002—5.7% to 6.63% plus a margin). As a result of debt repayment during 2003, the notional value of the swaps exceeded the principal outstanding on the debt, resulting in a swap loss of $23.0 million being recorded in earnings. The Company has also entered into a cross-currency interest rate swap resulting in floating interest rates on the US$425.0 million, senior subordinated notes and the US$200.0 million, senior unsecured notes at rates based on CDOR plus a margin.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2003 over the next five years, are:

		$000
Year ending August 31,	2004	63,078
	2005	47,484
	2006	56,701
	2007	33,657
	2008	137,982

9. RESTRUCTURING ACCRUALS

In 2000, the Company established restructuring accruals of $37.8 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $12.5 million in severance costs, $9.7 million related to integration and rebranding of WIC and $15.7 million in other restructuring costs.

In 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities included the centralization of certain call centres, integration of the Company’s interactive, news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $24.5 million in involuntary severance costs, $3.6 million in lease and contract termination costs and $14.9 million in other restructuring costs.

In 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

In 2003, the Company undertook restructuring activities in its Canadian Media operations. The $13.0 million cost of this restructuring was related to employee severance. The restructuring expense related to the following operating segments: Canadian Broadcasting—$3.2 million, Canadian Publishing and Online—$8.8 million and Corporate and Other—$1.1 million. In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

For the year ended August 31 2003, expenditures charged to the restructuring accruals were $36.1 million (August 31, 2002—$26.9 million). The balance of the restructuring accruals are expected to be completed by August 31, 2004.

	Severance	Lease/contract termination	Integration	Other	Total
	$000	$000	$000	$000	$000
WIC integration accrual	12,450	—	9,670	15,680	37,800
CanWest Publications accrual	24,556	3,588	250	14,606	43,000
Expenditures—2001	(3,851)	—	(8,232)	(2,259)	(14,342)

Balance August 31, 2001	33,155	3,588	1,688	28,027	66,458
National Post accrual	4,539	2,461	—	—	7,000
Expenditures—2002	(14,728)	(3,328)	(1,438)	(7,452)	(26,946)

Balance August 31, 2002	22,966	2,721	250	20,575	46,512
Canadian Media operations accrual	12,989	—	—	—	12,989
Expenditures—2003	(21,512)	(239)	—	(14,301)	(36,052)
Reversals—2003	(4,117)	—	—	(3,934)	(8,051)

Balance August 31, 2003	10,326	2,482	250	2,340	15,398

10. CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2003	2002
	$000	$000
22,786 common shares (2002—22,785)	438,838	437,107

During the year ended August 31, 2003 the Company issued one common share to its parent for $1.7 million related to the purchase of certain property and equipment.

During the year ended August 31, 2001, the Company issued 22,785 common shares to its parent, one of which was issued upon incorporation, and 999 in exchange for all of the outstanding shares of GTNI, which have been recorded at the paid up value of the GTNI shares of $11,591,000. One common share was issued for $375,516,000 in November 2000, in connection with the acquisition of CanWest Publications, one common share was issued in March 2001, in connection with the restructuring of TV3 Ireland, and in April 2001, the Company issued 21,783 common shares to CanWest as consideration for the series 2 preference shares issued by CanWest as consideration to the minority interests on the amalgamation of CBL.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

11. CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, and Euro currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2003	2002	2001
	$000	$000	$000
Deferred loss, beginning of year	48,658	74,294	87,553
Deferred foreign currency gain during the year	(22,087)	(24,636)	(6,059)
Realization of translation gain (loss) due to distributions	922	(1,000)	(7,200)

Deferred loss, end of year	27,493	48,658	74,294

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2003	2002	2001
	$000	$000	$000
Australian dollar	5,705	8,120	19,759
New Zealand dollar	21,506	40,266	55,467
Irish punt	—	—	(932)
Euro	282	272	—

Deferred loss, end of year	27,493	48,658	74,294

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

12. INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2003	2002	2001
	$000	$000	$000
Income taxes at combined Canadian statutory rate of 36.6% (2002—38.7%, 2001—41.3%)	6,400	19,249	(13,722)
Non-taxable portion of capital gains	(3,705)	(17,044)	(11,716)
Effect of valuation allowance on future tax assets	(8,404)	(3,552)	—
Non-deductible amortization expense	—	6,766	30,980
Effect of foreign income tax rates differing from Canadian income tax rates	(1,477)	(1,924)	(995)
Large corporations tax	3,853	3,250	1,788
Effect of expected future tax rates applicable to temporary differences differing from the current tax rate	3,502	—	—
Effect of substantially enacted income tax rate change on future tax balances	—	—	(70,573)
Non-deductible expenses	1,261	—	—
Other	1,579	(410)	7,233

Provision for (recovery of) income taxes	3,009	6,335	(57,005)

An analysis of earnings (loss) before tax by jurisdiction follows:

	2003	2002	2001
	$000	$000	$000
Canada	(6,769)	31,776	(65,042)
Foreign	24,256	17,962	31,815

Earnings before tax	17,487	49,738	(33,227)

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2003	2002	2001
	$000	$000	$000
Current income taxes
Canada	22,036	(5,177)	40,204
Foreign	371	302	(203)

	22,407	(4,875)	40,001

Future income taxes
Canada	(19,660)	11,060	(94,544)
Foreign	262	150	(2,462)

	(19,398)	11,210	(97,006)

Provision for income taxes	3,009	6,335	(57,005)

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2003	2002
	$000	$000
Future tax assets
Non-capital loss carryforwards	67,758	60,399
Accounts payable and other accruals	29,756	45,417
Pension and post retirement benefits	7,139	—
Less: Valuation allowance	—	(12,215)

Total future tax assets	104,653	93,601

Future tax liabilities
Capital cost allowances in excess of book depreciation	72,867	58,268
Pension obligations	2,404	14,823
Intangible assets	386,614	398,157
Other assets	19,736	13,345

Total future tax liabilities	481,621	484,593

Net future tax liability	376,968	390,992
Current future tax asset	20,223	30,013
Current future tax liability	(6,072)	(6,072)

Net long term future tax liability	391,119	414,933

As at August 31, 2003, the Company had non capital loss carry forwards for income tax purposes of $224.4 million, that expire as follows: 2006—$1.8 million, 2007—$8.5 million, 2008—$32.5 million, 2009—$35.0 million, 2010 and thereafter—$146.6 million.

13. STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2003	2002	2001
	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Accounts receivable	5,211	(36,426)	93,424
Broadcast rights	4,359	(16,548)	(55,674)
Inventory	4,681	12,342	(7,342)
Other current assets	2,673	977	(8,788)
Other assets	(7,759)	(1,195)	24,878
Accounts payable and accrued liabilities	(62,103)	(74,392)	(38,678)
Income taxes payable	58,379	(7,371)	(43,877)
Deferred revenue	1,360	(4,120)	1,494
Broadcast rights accounts payable	5,447	11,925	(5,816)

	12,248	(114,808)	(40,379)

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The following amounts were paid on account of interest and income taxes:

	2003	2002	2001
	$000	$000	$000
Interest	315,908	258,719	237,264
Income taxes	9,214	23,005	72,293

14. RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits		Post retirement benefits
	2003	2002	2003	2002
	$000	$000	$000	$000
		Revised		Revised
Plan Assets
Fair value—beginning of year	254,906	240,533	—	—
Plan assets acquired (disposed)	(1,330)	8,163	—	—
Investment income (loss)	(10,368)	3,739	—	—
Employer contributions	10,693	3,699	275	400
Employee contributions	6,322	5,800	—	—
Benefits paid and refunds of contributions	(9,346)	(7,027)	(275)	(400)

Fair value—end of year	250,877	254,907	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period.

Plan Obligations
Accrued benefit obligation—beginning of year	277,612	226,361	40,429	35,121
Obligation acquired (disposed)	(2,000)	8,084	—	—
Amendment to plan	16,808	—	—	—
Gain on sale of assets	—	—	(3,195)	—
Accrued interest on benefits	20,622	18,252	2,868	2,503
Current service cost	17,055	15,174	1,235	1,198
Past service costs	—	11,868	—	—
Benefits paid	(9,346)	(7,027)	(275)	(400)
Actuarial loss (gain)	16,685	4,900	(10,338)	2,007

Accrued benefit obligation—end of year	337,436	277,612	30,724	40,429

The Company’s accrued benefit asset (liability) is determined as follows:

Plan deficit	(86,559)	(22,705)	(30,724)	(40,429)
Unamortized net actuarial loss (gain)	84,481	41,639	(8,870)	1,500
Unamortized transitional (asset) obligation	6,220	(4,688)	3,329	4,938
Unamortized past service costs	16,142	11,542	1,110	—
Valuation allowance	(770)	(916)	—	—

Accrued plan asset (liability)	19,514	24,872	(35,155)	(33,991)

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet.

The Company’s benefit expense is determined as follows:

	Pension benefits			Post retirement benefits
	2003	2002	2001	2003	2002	2001
	$000	$000	$000	$000	$000	$000
Current service cost	17,055	15,174	10,586	1,235	1,198	419
Employee contributions	(6,322)	(5,800)	(4,475)	—	—	—
Accrued interest on benefits	20,622	18,252	13,814	2,868	2,503	1,959
Expected return on plan assets	(18,060)	(19,174)	(16,451)	—	—	—
Amortization of transitional (asset) obligation	610	(358)	(358)	439	439	439
Amortization of past service costs	808	527	—	—	—	—
Amortization of net actuarial loss	1,516	57	—	92	—	—
Changes in valuation allowance	(146)	(86)	(61)	—	—	—

Benefit expense	16,083	8,592	3,055	4,634	4,140	2,817
Employer contribution to the defined contribution plan	2,299	1,552	463	—	—	—

Total pension and post retirement benefit expense	18,382	10,144	3,518	4,634	4,140	2,817

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefits		Post retirement benefits
	2003	2002	2003	2002
Discount rate	6.50-6.75%	6.75-7.25%	6.50-6.75%	7.25%
Expected long-term rate of return on pension plan assets	6.75-7.25%	7.00-7.25%	7.25%	7.00%
Rate of compensation increase	3.50-4.50%	3.50-4.00%	3.50-5.00%	4.00%

15. RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2003	2002
	$000	$000
Due from parent, CanWest—non-interest bearing	81,568	25,651
Due from various affiliated companies—CanWest Entertainment Inc.—non-interest bearing	60,502	59,516
Fireworks Entertainment Inc.—non-interest bearing	372,408	381,290

Due from parent and affiliated companies	514,478	466,457

The advances bear no fixed repayment terms.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The Company has entered into the following transactions with related parties. The related parties are the parent of the Company and other affiliates:

	2003	2002	2001
	$000	$000	$000
Operating expenses—acquisition of broadcast rights—Fireworks Entertainment Inc.	6,550	4,475	4,516
Interest expense—CanWest	—	—	2,613
Management fee expense—CanWest	50	50	—
Operating lease expense—CanWest	2,020	2,020	420

All transactions occur at the exchange amount agreed to by the parties.

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest totaled $58.1 million (US$41.9 million) at August 31, 2003 (2002—$56.1 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.4 million in fiscal 2003 (2002—$6.0 million). During 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture. In September 2003, the necessary filings were made with the Securities Exchange Commission to register the notes for trading.

In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company in fiscal 2003 amounted to $195,000.

16. FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
	$000	$000	$000	$000
Short term assets	517,046	517,046	485,626	485,626
Other investments	109,280	119,822	159,181	206,117
Short term liabilities	349,581	349,581	406,858	406,858
Long term debt	3,230,389	3,114,220	3,478,908	3,422,908
Other long term liabilities	150,190	150,190	65,169	65,169
Interest rate and cross-currency swap liabilities	23,015	356,956	—	56,000

The fair value of short-term assets and liabilities, which include cash and short term investments, accounts receivable, distributions from Network TEN, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and broadcast rights accounts payable approximate their fair value due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair values of due from parent and affiliated companies are not readily determinable.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities, including broadcast rights accounts payable, approximates their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

17. JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2003	2002
	$000	$000
Balance sheets
Assets
Current assets	10,182	9,329
Long term assets	9,823	12,732

	20,005	22,061

Liabilities
Current liabilities	33,692	32,906
Long term liabilities	—	4,643

	33,692	37,549

Statements of earnings
Revenue	29,461	25,643
Expenses	27,674	24,630

Net earnings	1,787	1,013

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,833	242
Investing activities	(70)	(887)
Financing activities	(6,602)	600

Net increase (decrease) in cash	161	(45)

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

18. COMMITMENTS, CONTINGENCIES and GUARANTEES

Commitments

a) The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that at August 31, 2003 these agreements will result in future annual program and film expenditures of $250 million to $277 million.

In addition, at August 31, 2003 the Company has entered into agreements to acquire investments in film and television programs amounting to $27.3 million (US$ 19.0 million).

b) In November 2000, the Company entered into a Management Services Agreement with The Ravelston Corporation Limited, a company affiliated with The Lord Black of Crossharbour and Mr. David Radler, who are directors of the Company. The agreement provides for annual payments of $6.0 million. Either party, upon six months notice, may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by The Ravelston Corporation Limited or in the event that The Ravelston Corporation Limited is unable to perform the services in accordance with the agreement a fee in the amount of $22.5 million is payable.

c) The Company’s future minimum payments under the terms of its operating lease commitments for the next five years are as follows:

$000
2004	30,045
2005	28,469
2006	24,945
2007	19,918
2008	19,492
thereafter	53,050

Contingencies

a) In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operations. The Company intends to vigorously defend this lawsuit.

b) The Company has claimed $54.1 million from Hollinger related to certain unresolved matters related to the acquisition of CanWest Publications including the National Post. Certain of these matters are in dispute and may result in the claim being referred to arbitration or formal court adjudication (note 2(b)).

c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Guarantees

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

19. SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

	Revenue			Operating profit			Total assets		Capital expenditures
	2003	2002	2001	2003	2002	2001	2003	2002	2003	2002	2001
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Operating Segments
Television
Canada	730,407	691,888	701,027	216,346	190,752	229,494	1,485,263	1,362,562	9,364	14,392	16,465
Australia—Network TEN	336,362	281,427	233,117	106,975	81,782	69,212	372,039	345,051	11,097	12,388	8,670
New Zealand	95,752	69,079	58,436	10,095	(1,938)	(8,939)	156,662	141,677	3,056	1,518	2,163
Ireland	32,490	28,317	31,056	9,729	7,654	2,748	19,923	21,530	117	479	86

	1,195,011	1,070,711	1,023,636	343,145	278,250	292,515	2,033,887	1,870,820	23,634	28,777	27,384
Radio—New Zealand	73,400	60,724	56,864	20,751	16,361	14,301	163,118	150,176	2,666	1,207	1,090
Publishing and Online—Canada	1,164,012	1,270,335	919,923	258,496	285,027	207,804	2,836,809	3,236,317	9,348	17,063	21,932
Outdoor—Australia	36,656	38,074	22,861	2,560	874	1,610	23,789	27,867	693	2,379	2,000

	2,469,079	2,439,844	2,023,284	624,952	580,512	516,230	5,057,603	5,285,180	36,341	49,426	52,406
Corporate and other	—	—	—	(23,213)	(26,807)	(11,338)	873,697	801,912	13,589	17,613	—

	2,469,079	2,439,844	2,023,284	601,739	553,705	504,892	5,931,300	6,087,092	49,930	67,039	52,406
Restructuring and television program impairment expenses (2)	—	—	—	(23,305)	—	—	—	—	—	—	—

Total Combined	2,469,079	2,439,844	2,023,284	578,434	553,705	504,892	5,931,300	6,087,092	49,930	67,039	52,406

Elimination of equity accounted affiliates (1)	(373,018)	(319,500)	(255,978)	(99,219)	(82,655)	(70,822)	(319,373)	(368,424)	(11,790)	(14,767)	(10,670)

Total Consolidated	2,096,061	2,120,344	1,767,306	479,215	471,050	434,070	5,611,927	5,718,668	38,140	52,272	41,736

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

(1)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

(2)	Includes Network TEN television program impairment charges of $10,316 and Canadian Media operations restructuring charges of $12,989.

20. SUBSEQUENT EVENTS

a) In June 2004, CanWest MediaWorks (NZ) Limited launched an Initial Public Offering (IPO) of its shares which raised NZ$104 million. On completion of the IPO and a concurrent bank financing, CanWest MediaWorks (NZ) Limited acquired CanWest’s New Zealand media operations. The Company received proceeds of NZ$300 million (approximately $257 million) as well as shares representing a 70% controlling interest in CanWest MediaWorks (NZ) Limited as consideration for the sale of its New Zealand operations. For accounting purposes, this transaction is accounted for as a continuity of interests as the corporate restructuring was completed to facilitate the IPO. These proceeds were used to reduce bank debt under the Company’s Senior Secured Credit Facility. The Company will consolidate the financial results of CanWest MediaWorks (NZ) Limited, reflecting the 30% non-controlling interest as a minority interest in its accounts.

b) In June 2004, the Company sold its holdings of more than 15 million shares of Ulster Television plc for proceeds of approximately $144 million resulting in a gain of approximately $50 million. These proceeds were used to reduce bank debt under the Company’s Senior Secured Credit Facility.

c) In June 2004, the Company completed a refinancing of $911 million of its Senior Secured Credit facility which, in addition to reducing the interest rate to reflect the current market, amended certain ratio covenants. The Company also amended certain foreign currency and interest rate swaps related to this debt.

(d) In August 2004, the Company obtained a summary judgement in respect of its claim against Hollinger (see note 18(b)) for $22.5 million plus interest. Disputes related to a further $60 million have been referred to arbitration and have not yet been resolved.

21. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

Principal differences affecting the Company

Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

Programming commitments

Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

Equity accounted affiliates

Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

Investment in WIC on an equity basis

Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and U.S. GAAP purposes.

Intangible assets

Under Canadian GAAP, certain costs related to the acquisition of broadcast licences other than through a business combination were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred.

Investment in marketable securities

In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value.

Effect of tax rate changes

Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

Pension valuation allowances

Under Canadian GAAP, a valuation allowance is used to reduce the carrying value of pension assets to the future benefit expected to be realized. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP, valuation allowances are not recorded.

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. In the U.S., investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland. The proportionate interest is disclosed in note 17. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

U.S. GAAP for equity accounted affiliates

For Canadian GAAP the Company accounts for Network TEN’s derivative instruments using hedge accounting. Under U.S. GAAP the change in fair value of the instruments would be reflected in earnings as described above.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, whereas under Canadian GAAP it was recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

Integration costs related to CanWest Publications

Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Reconciliation of financial statements

Consolidated statements of earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2003	2002	2001
	$000	$000	$000
Net earnings in accordance with Canadian GAAP	115,407	33,395	51,458
Pre-operating costs net of tax of ($939) (2002—$1,331, 2001—$1,175)	2,921	(100)	3,337
Realization of cumulative translation adjustments net of tax of nil	(922)	1,000	7,200
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination, net of tax of nil	—	—	938
Programming costs imposed by regulatory requirement net of tax of $2,567 (2002—$2,438, 2001—$774)	(3,403)	(3,232)	(1,026)
Integration costs related to CanWest Publications net of tax of $109 (2002—$827)	(193)	(1,470)	—
Intangible assets net of tax of $860	(1,465)	—	—
Pension valuation allowances net of tax of $54 (2002—$32)	(92)	(54)	—
Equity accounted affiliates in trust net of tax of nil	—	3,375	(3,375)
Timing of tax rate enactment	—	—	14,832
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	—	(1,576)
US GAAP adjustments in equity accounted affiliates net of tax of ($1,955)	(3,476)	—	—
Unrealized gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt net of tax of $30,272 (2002—$1,199, 2001—$37,016)	(40,605)	27,535	(55,618)

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	68,172	60,449	16,170

Cumulative effect of adoption of new accounting policies net of tax of nil (2002—$2,500)	—	(45,269)	—

Net earnings in accordance with U.S. GAAP	68,172	15,180	16,170
Amortization of goodwill and indefinite life intangibles net of tax of $11,975	—	—	63,506
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	—	6,211

Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	68,172	15,180	85,887

Included in net earnings are net earnings from discontinued operations of: 2003—$1.9 million, 2002—$3.7 million, 2001—$1.5 million related to the net earnings of certain Southern Ontario community newspapers which were sold in February 2003. Net earnings from continuing operations were: 2003—$66.3 million, 2002—$56.8 million, 2001—$14.7 million.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Statements of Comprehensive Income

Comprehensive income (loss)—current periods:

	2003	2002	2001
	$000	$000	$000
Net earnings in accordance with U.S. GAAP	68,172	15,180	16,170

Other comprehensive income, net of tax:
Foreign currency translation gain	22,087	24,636	6,059

Unrealized gains (losses) on securities available for sale, net of tax of nil (2002—nil, 2001—$5,755)	(43,647)	31,387	(73,178)
Realization of prior years unrealized losses on sale / write-down of securities available for sale, net of tax of nil (2002—nil, 2001—$486)	10,952	60,000	(987)

	(32,695)	91,387	(74,165)

Reclassification of transition adjustment related to interest rate swaps net of tax of $68 (2002—$69, 2001—$70)	118	115	114

	(10,490)	116,138	(67,992)

Comprehensive income (loss)	57,682	131,318	(51,822)

Other comprehensive income (loss)—accumulated balances:

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Total
Balance, August 31, 2000	(85,783)	32,307	—	(53,476)
Transition adjustment on swaps	—	—	(2,577)	(2,577)
Change during 2001	6,059	(74,165)	114	(67,992)

Balance, August 31, 2001	(79,724)	(41,858)	(2,463)	(124,045)
Change during 2002	24,636	91,387	115	116,138

Balance, August 31, 2002	(55,088)	49,529	(2,348)	(7,907)
Change during 2003	22,087	(32,695)	118	(10,490)

Balance, August 31, 2003	(33,001)	16,834	(2,230)	(18,397)

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

Consolidated Balance Sheets

Balance sheet captions restated to reflect the above items are presented below:

	2003	2002
	$000	$000
ASSETS
Current assets	634,689	634,180
Investment in Network TEN	52,070	4,494
Property, plant and equipment	624,820	660,700
Intangibles and goodwill	3,536,645	3,714,768
Due from parent and affiliated companies	514,478	466,218
Other investments	126,115	208,710
Other assets	145,986	186,539

	5,634,803	5,875,609

LIABILITIES
Current liabilities	446,131	586,670
Long term debt	2,973,329	3,335,033
Other liabilities	460,646	196,835
Future income taxes	332,163	393,950

	4,212,269	4,512,488

SHAREHOLDERS’ EQUITY
Capital stock	438,838	437,107
Contributed surplus	132,953	132,953
Retained earnings	869,140	800,968
Accumulated other comprehensive income (loss)	(18,397)	(7,907)

	1,422,534	1,363,121

	5,634,803	5,875,609

Included in the 2002 balance sheet are assets and liabilities of discontinued operations related to certain Southern Ontario community newspapers, which were sold in February 2003 as follows: current assets—$8.2 million, long term assets—$160.4 million, current liabilities—$6.1 million, long term liabilities—$162.4 million.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001

(In thousands of Canadian dollars except as otherwise noted)

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2003	2002	2001
	$000	$000	$000
Shareholder’s equity in accordance with Canadian GAAP	1,454,509	1,316,206	1,302,444
Adjustments relating to pre-operating costs, net of tax of $2,669 (2002—$3,608, 2001—$2,277)	(3,552)	(6,473)	(6,373)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503	38,503
Programming costs imposed by regulatory requirement on business combination net of tax of $5,779 (2002—$3,212, 2001—$774)	(7,661)	(4,258)	(1,026)
Integration costs related to CanWest Publications net of tax of $936 (2002—$827)	(1,663)	(1,470)	—
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938	938
Adjustment from expensing intangible assets net of tax of $860	(1,465)	—	—
Pension valuation allowance net of tax of $285 (2002—$339, 2001—$307)	485	577	523
Adjustments to equity accounted affiliates net of tax of $1,955	(3,476)	—	—
Adjustment to reflect losses on interest rate and cross-currency swaps net of tax of $65,951 (2002—$35,679, 2001—$37,016)	(68,688)	(28,083)	(55,618)
Equity accounted affiliates in trust	—	—	(3,376)

Transition adjustment on interest rate swaps, net of tax of $1,451 (2002—$1,383, 2001—$1,452)	(2,230)	(2,348)	(2,463)
Unrealized gain (loss) on other investments net of tax of nil (2002—nil, 2001—nil)	16,834	49,529	(41,858)

Shareholder’s equity in accordance with U.S. GAAP	1,422,534	1,363,121	1,231,694

Other

The following amounts are included in accounts receivable:

	2003	2002
	$000	$000
Allowance for doubtful accounts	14,600	13,700

The following amounts are included in operating expenses:

	2003	2002	2001
	$000	$000	$000
Bad debt expense	5,800	5,700	7,300
Rent expense	20,600	17,300	11,900

The following amounts are included in accrued liabilities:

	2003	2002
	$000	$000
Accrued salaries	75,800	62,200

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million in 2006, and $1.5 million in 2007 and 2008.

[Intentionally Left Blank]

3815668 CANADA INC.

CONSOLIDATED BALANCE SHEETS

AS AT MAY 31, 2004 AND AUGUST 31, 2003

(UNAUDITED)

(in thousands of Canadian dollars)

	As at
	May 31, 2004	August 31, 2003
ASSETS
Current assets
Cash	47,201	115,522
Accounts receivable	441,350	370,132
Distributions receivable from Network TEN	—	20,909
Inventory	12,109	14,509
Investment in film and television programs	104,119	82,912
Future income taxes	7,166	20,223
Other	13,703	10,483

	625,648	634,690
Investment in Network TEN (note 2)	62,403	55,546
Other investments	104,151	109,280
Investment in film and television programs	43,939	27,661
Due from parent and affiliated companies (note 5)	135,099	514,478
Property, plant and equipment	602,837	624,820
Other assets	143,590	126,871
Intangible assets	1,082,035	1,093,818
Goodwill	2,442,648	2,424,763

	5,242,350	5,611,927

LIABILITIES
Current liabilities
Accounts payable	71,415	107,503
Accrued liabilities (note 3)	197,803	194,709
Income tax payable	1,903	16,862
Film and television programs accounts payable	42,095	30,507
Deferred revenue	36,031	30,067
Future income taxes	6,072	6,072
Current portion of long term debt	59,932	63,078

	415,251	448,798
Long-term debt (note 6)	3,082,899	3,167,311
Other accrued liabilities	154,164	150,190
Future income taxes	393,349	391,119

	4,045,663	4,157,418

Contingencies (note 7)

SHAREHOLDER’S EQUITY
Capital stock	438,838	438,838
Contributed surplus	132,953	132,953
Retained earnings	630,795	910,211
Cumulative foreign currency translation adjustments	(5,899)	(27,493)

	1,196,687	1,454,509

	5,242,350	5,611,927

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE THREE AND NINE MONTHS ENDED

MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
Revenue	564,599	558,497	1,610,080	1,643,037
Operating expenses	281,699	277,505	813,787	803,689
Selling, general and administrative expenses	139,761	125,770	408,021	412,320
Restructuring expenses	—	14,136	—	14,136

	143,139	141,086	388,272	412,892
Amortization of intangibles	4,375	4,375	13,125	13,125
Amortization of property, plant and equipment	19,222	17,237	55,927	54,329
Other amortization	1,281	1,313	3,670	5,165

Operating income	118,261	118,161	315,550	340,273
Interest expense	(77,656)	(89,389)	(237,758)	(268,636)
Interest income	245	—	6,068	—
Amortization of deferred financing costs	(1,957)	(2,372)	(5,862)	(7,185)
Interest rate swap gains (losses)	6,843	(4,767)	(10,200)	(13,634)
Foreign exchange gains (losses)	(1,362)	(487)	3,768	(550)
Loan impairment (note 5)	—	—	(418,746)	—
Investment gains and losses net of write-down	354	(2,277)	2,055	19,831
Dividend income	2,323	1,999	3,738	3,532

	47,051	20,868	(341,387)	73,631
Provision for income taxes (note 4)	10,155	8,657	12,753	15,551

Earnings (loss) before the following	36,896	12,211	(354,140)	58,080
Interest in earnings of Network TEN	20,573	12,428	77,165	49,089
Interest in loss of other equity accounted affiliates	(207)	(256)	(556)	(1,035)
Realized currency translation adjustments	(5,011)	1,593	(1,885)	693

Net earnings (loss) for the period	52,251	25,976	(279,416)	106,827

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
Retained earnings—beginning of period	578,544	875,655	910,211	794,804

Net earnings (loss) for the period	52,251	25,976	(279,416)	106,827

Retained earnings—end of period	630,795	901,631	630,795	901,631

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS

ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the period	52,251	25,976	(279,416)	106,827
Items not affecting cash
Amortization	26,835	25,297	78,584	79,804
Interest paid in kind	25,059	28,597	72,252	85,585
Future income taxes	8,608	1,398	2,897	1,614
Interest in earnings of Network TEN	(20,573)	(12,428)	(77,165)	(49,089)
Interest rate swap loss (gain)	(6,843)	4,767	10,200	13,634
Realized currency translation adjustments	5,011	(1,593)	1,885	(693)
Loan impairment (note 5)	—	—	418,746	—
Investment gains and losses net of write-down	(354)	2,277	(2,055)	(19,831)
Amortization of film and television programs	3,875	—	5,074	—
Pension expense	3,241	2,758	7,736	4,156
Other	1,191	256	(3,841)	1,035
Distributions from Network TEN	—	—	99,297	30,212
Investment in film and television programs	—	—	(14,077)	—

	98,301	77,305	320,117	253,254
Changes in non-cash operating accounts	(71,772)	(29,047)	(151,345)	(73,830)

Cash flows from operating activities	26,529	48,258	168,772	179,424

Investing activities
Other investments	(3,057)	—	(3,057)	(4,473)
Investment in broadcast licences	—	—	(5,813)	—
Proceeds from divestitures	—	—	—	193,500
Proceeds from sale of property, plant and equipment	—	—	7,426	—
Purchase of property, plant and equipment	(13,120)	(8,259)	(39,028)	(20,001)
Net advances to parent and affiliated companies (note 5)	(5,020)	(595)	(40,153)	(47,897)

	(21,197)	(8,854)	(80,625)	121,129

Financing activities
Issuance of long term debt	—	294,700	—	294,700
Repayment of long term debt	(34,856)	(298,108)	(158,817)	(548,966)

	(34,856)	(3,408)	(158,817)	(254,266)

Foreign exchange gain on cash denominated in foreign currencies	(326)	—	2,349	—

Net change in cash	(29,850)	35,996	(68,321)	46,287
Cash—beginning of period	77,051	60,069	115,522	49,778

Cash—end of period	47,201	96,065	47,201	96,065

The notes constitute an integral part of the consolidated financial statements.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

On September 28, 2000, 3815668 Canada Inc. (the “Company”) was created as a wholly-owned subsidiary of CanWest Global Communications Corp. (“CanWest”) solely to acquire 100% of the common shares of CanWest Media Inc. (“CMI”) which was created to acquire 100% of the common shares of Global Television Network Inc. (“GTNI”), a wholly-owned subsidiary of CanWest. This transaction has been accounted for on a “continuity of interests” basis. The results of operations of GTNI for periods prior to creation of the Company are presented as those of the Company in a manner similar to a pooling of interests.

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes the Company’s 56.6% economic interest in the TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally-networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcast segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 10.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

Changes in Accounting Policies

(a) Hedging relationships

The Company adopted CICA Accounting Guideline 13, “Hedging Relationships”, (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company’s hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

(b) Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based Compensation and Other Stock-based Payments”, prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period the Company expensed $0.8 million related to stock options granted by CanWest to the employees of the Company.

The fair value of the options granted during the nine months ended May 31, 2004 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield, an expected volatility of 52%, risk free interest rates of 4.5% to 4.9% and an expected life of 7 to 9 years.

The total fair value of 510,500 stock options granted by CanWest in the nine months ended May 31, 2004 with an exercise price of $12.90 per option was $3.9 million, a weighted average fair value per option of $7.64.

The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

The proforma cost of share compensation expense for the three and nine months ended May 31, 2004 would be $0.4 million and $1.2 million, respectively (2003—$0.4 million and $1.2 million). A value of $3.2 million will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) for the three months ended May 31, 2004 are $51.9 million (2003—$25.6 million), and nine months ended May 31, 2004 are ($280.6) million (2003—$105.6 million).

Proposed Accounting Policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued AcG-15, Consolidation of Variable Interest Entities, which must be applied by the Company for the quarter ended February 28, 2005. The Company has not finally determined what impact the adoption of this policy will have on its financial statements.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

2. INVESTMENT IN NETWORK TEN

The Company owns approximately 14.5% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of the TEN Group Pty Limited. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of the ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of the TEN Group Pty Limited at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by Network TEN.

As a result of its contractual right to representation on TEN’s board of directors and other factors, the Company accounts for its interest in the TEN Group Pty Limited on the equity basis. The Company has appointed three of the thirteen members of the board of directors of the TEN Group Pty Limited.

During the nine months ended May 31, 2004 the TEN Group Pty Limited issued 7,370,000 shares for proceeds of A$14.6 million as a result of the exercise of certain management stock options. This effectively diluted the Company’s economic interest in Network TEN to 56.6% from 57.1% at August 31, 2003 and resulted in an investment gain of $1.9 million.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	As at
	May 31, 2004	August 31, 2003
Assets
Current assets	293,778	241,822
Other assets	42,424	37,367
Property, plant and equipment	78,964	79,288
Long term investments	14,180	11,421
Intangibles	265,826	244,418
Goodwill	96,080	88,752

	791,252	703,068

Liabilities and Shareholders’ Equity
Current liabilities	188,789	188,633
Long term debt	407,351	349,326
Other long term liabilities	49,001	48,721
Subordinated debentures issued to the Company	40,171	40,171
Share capital	67,964	53,150
Undistributed earnings	33,512	22,577
Cumulative foreign currency translation adjustment	4,464	490

	791,252	703,068

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

Summary Consolidated Statements of Earnings

	For the nine months ended
	May 31, 2004	May 31, 2003
Revenue	602,982	477,280
Operating expenses	394,992	338,695

Operating profit before amortization	207,990	138,585
Amortization of property, plant, equipment and other	13,949	11,419

	194,041	127,166
Interest rate swap gain	1,100	—
Financing expenses	(94,215)	(59,886)

	100,926	67,280
Provision for income taxes	29,586	19,334

Net earnings for the period	71,340	47,946

Net earnings for the period	71,340	47,946
Interest in respect of subordinated debentures held by the Company	72,926	43,236

Earnings for the period before interest in respect of subordinated debentures(1)	144,266	91,182

Summary Statement of Undistributed earnings

	For the nine months ended
	May 31, 2004	May 31, 2003
Undistributed earnings (deficit)—beginning of year	22,577	(65,291)
Earnings for the period before interest in respect of subordinated debentures(1)	144,266	91,182
Distributions paid and payable	(133,331)	(56,559)

Undistributed earnings (deficit)—end of period	33,512	(30,668)

(1)	The Company’s economic interest in the TEN Group Pty Limited’s earnings for the nine months ended May 31, 2004 was $77.2 million (2003—$49.1 million), comprised of its 14.5% interest in net earnings and its interest in the subordinated debentures.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

3. RESTRUCTURING ACCRUALS

For the nine months ended May 31, 2004, expenditures charged to the restructuring accruals were $10.7 million. The balance of the restructuring accruals are expected to be utilized by August 31, 2004.

	Severance	Lease/ contract termination	Integration	Other	Total
Balance August 31, 2003	10,326	2,482	250	2,340	15,398
Expenditures—2004	9,408	667	—	608	10,683

Balance May 31, 2004	918	1,815	250	1,732	4,715

4. INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended		For the nine months ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
Income taxes at combined Canadian statutory rate of 35.59% (2003—36.57%)	16,745	6,529	(121,500)	26,927
Effect of valuation allowance on future tax assets	—	—	151,232	—
Effect of foreign income tax rates differing from Canadian income tax rates	(1,718)	(943)	(5,038)	(2,717)
Large corporations tax	800	800	2,400	2,400
Effect of substantially enacted income tax rate change on future tax balances	—	—	4,246	—
Effect of resolved tax dispute	(4,946)	—	(15,051)	—
Utilization of loss carry forwards not previously tax effected	—	(895)	—	(6,818)
Capital gains	—	433	—	(7,273)
Other	(726)	2,733	(3,536)	3,032

Provision for income taxes	10,155	8,657	12,753	15,551

5. RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at
	May 31, 2004	August 31, 2003
Due from parent, CanWest—non-interest bearing	79,795	81,568
Due from companies under common control—CanWest Entertainment Inc.—non-interest bearing	60,605	60,502
Fireworks Entertainment Inc.—non interest bearing	413,445	372,408
Provision for loan impairment	(418,746)	—

Due from parent and affiliated companies	135,099	514,478

These advances have no fixed repayment terms.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

The Company made operating lease payments $2.8 million to CanWest and affiliated Companies for the nine months ended May 31, 2004. The Company acquired broadcast rights for television programs from Fireworks in the amount of $4.2 million for the nine months ended May 31, 2004.

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest totaled $57.1 million (US$41.9 million) at May 31, 2004 (August 31, 2004—$58.1 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $4.7 million for the nine months ended May 31, 2004.

6. LONG TERM DEBT

The following provisions of the Company’s Senior Secured Credit Facility are in addition to the terms described in note 8 of the annual financial statements.

The provisions of the Company’s Senior Secured Credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its Senior Secured Credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003. Prepayment requirements in respect of fiscal 2004 under this provision, if any, are dependent on the credit rating of the Senior Secured Credit facility at August 31, 2004.

The Company has entered into foreign currency and interest rate swaps with certain lenders under its indebtedness. Unrealized losses associated with the Company’s interest rate and foreign currency and interest rate swaps amounted to $346 million as at May 31, 2004. Unrealized gains related to foreign exchange on US$ denominated debt amounted to $220 million as at May 31, 2004. Under its Senior Secured Credit facility, the Company is required to maintain the fair value of its foreign currency and interest rate swaps above a prescribed minimum. As well, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, the Company was required to make net recouponing payments of $31 million in the nine months ended May 31, 2004 (nine months ended May 31, 2003—nil). Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

7. CONTINGENCIES

a) In March 2001, a statement of claim was filed in Ontario against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. This action was stayed on the basis that the Ontario Courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operations. The Company intends to vigorously defend this lawsuit.

b) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. The Company has also requested arbitration related to a further $54.3 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership.

c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

8. SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit (1). Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended May 31,				For the nine months ended May 31,
	Revenue (2)		Operating profit		Revenue (2)		Operating profit
	2004	2003	2004	2003	2004	2003	2004	2003
Operating Segments
Publishing and Online—Canada	299,680	300,566	74,269	71,757	878,167	898,853	213,995	206,510
Television
Canada	207,483	207,635	61,322	82,944	559,712	593,461	147,450	206,833
Australia—Network TEN	106,857	86,054	31,412	21,562	309,920	245,996	112,274	77,464
New Zealand	27,180	24,096	4,748	90	79,860	69,549	17,661	7,063
Ireland	9,423	8,556	2,993	2,736	27,042	26,520	8,879	8,651

Total Television	350,943	326,341	100,475	107,332	976,534	935,526	286,264	300,011
Radio—New Zealand	20,833	17,644	5,927	4,421	65,299	54,654	20,944	15,168
Outdoor—Australia	10,986	9,478	2,116	777	32,441	27,941	5,885	2,106

	682,442	654,029	182,787	184,287	1,952,441	1,916,974	527,088	523,795
Corporate and other	—	—	(6,120)	(6,726)	—	—	(20,657)	(17,197)
Restructuring expenses	—	—	—	(14,136)	—	—	—	(14,136)

Total Combined	682,442	654,029	176,667	163,425	1,952,441	1,916,974	506,431	492,462

Elimination of equity accounted affiliates (3)	(117,843)	(95,532)	(33,528)	(22,339)	(342,361)	(273,937)	(118,159)	(79,570)

Total Consolidated	564,599	558,497	143,139	141,086	1,610,080	1,643,037	388,272	412,892

(1)	Operating profit is earnings before interest, taxes, amortization, interest rate swap gains and losses, foreign exchange gains and losses, loan impairment, investment gains and losses net of write-down, dividend income, interest in earnings of equity accounted affiliates and realized currency translation adjustments.

(2)	Represents revenue from third parties. In addition, the following segment recorded intersegment revenues in the nine months ended May 31, 2004: Canadian Television $678 (2003—nil).

(3)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

9. SUBSEQUENT EVENTS

a) In June 2004, CanWest MediaWorks (NZ) Limited launched an Initial Public Offering (IPO) of its shares which raised NZ$104 million. On completion of the IPO and a NZ$200 million concurrent bank financing, CanWest MediaWorks (NZ) Limited acquired CanWest’s New Zealand media operations. The Company received proceeds of NZ$300 million (approximately $257 million) as well as shares representing a 70% controlling interest in CanWest MediaWorks (NZ) Limited as consideration for the sale of its New Zealand operations. These proceeds were used to reduce bank debt under the Company’s Senior Secured Credit Facility. The Company will consolidate the financial results of CanWest MediaWorks (NZ) Limited, reflecting the 30% non-controlling interest as a minority interest in its accounts.

b) In June 2004, the Company sold its holdings of more than 15 million shares of Ulster Television plc for proceeds of approximately $144 million resulting in a gain of approximately $50 million. These proceeds were used to reduce bank debt under the Company’s Senior Secured Credit Facility.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

c) In June 2004, the Company completed a refinancing of $911 million of its Senior Secured Credit facility which, in addition to reducing the interest rate to reflect the current market, amended certain ratio covenants. The Company also amended certain foreign currency and interest rate swaps related to this debt.

(d) In August 2004, the Company obtained a summary judgement in respect of its claim against Hollinger (see note 7(b)) for $22.5 million plus interest. Disputes related to a further $60 million have been referred to arbitration and have not yet been resolved. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $45 million by the Company under the relevant agreement.

10. UNITED STATES ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements with the exception of the following reconciling items.

Adjustment to purchase equation

Under U.S. GAAP, the settlement of tax issues acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the impact is recorded in earnings.

Consolidation of Variable Interest Entities

For its fiscal quarter ended May 31, 2004 for US GAAP the Company is required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for US GAAP, as required by FIN 46 the Company has consolidated the results of Network TEN effective May 31, 2004. The Company has prospectively adopted FIN 46 as at May 31, 2004 with no cumulative effect adjustment. Under Canadian GAAP the Company accounts for its in investment in Network TEN using the equity method.

The consolidation of Network TEN has the following impact on the Company’s consolidated balance sheet as at May 31, 2004: current assets increase $293.8 million, investment in Network TEN decreases $58.2 million, property plant and equipment increase $79.0 million, other non current assets increase $59.0 million, intangible assets increase $265.8 million, goodwill increases $96.1 million, current liabilities increase $188.8 million, long term debt increases $407.4 million, other liabilities increase $59.5 million and minority interest increases $79.8 million. There is no impact on shareholder’s equity.

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

RECONCILIATION TO US GAAP

Consolidated Statements of Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	For the nine months ended
	May 31, 2004	May 31, 2003
Net earnings (loss) in accordance with Canadian GAAP	(279,416)	106,827
Pre-operating costs, net of tax of ($397) (2003—($1,012))	(519)	2,596
Realization of cumulative translation adjustments, net of tax of nil	1,885	(693)
Programming costs imposed by regulatory requirement, net of tax of $1,182 (2003—$1,852)	(3,429)	(2,455)
Integration costs related to CanWest Publications, net of tax of $109	—	(193)
Adjustments related to equity accounted affiliates, net of tax of $430 (2003—($1,359))	(765)	2,125
Adjustment to purchase equation	(7,000)	—
Unrealized gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt net of tax of $3,243 (2003—$28,747)	15,709	(403)

Net earnings (loss) in accordance with U.S. GAAP (1)	(273,535)	107,804

(1)	Net earnings for the nine months ended May 31, 2003 include earnings from discontinued operations of $1.9 million, representing the net earnings of certain Southern Ontario community newspapers which were sold in February 2003. Net earnings from continuing operations were $105.9 million.

Other comprehensive income (loss)—accumulated balances:

	Foreign Currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Total
Balance, August 31, 2002	(55,088)	49,529	(2,348)	(7,907)
Change during 2003	22,087	(32,695)	118	(10,490)

Balance, August 31, 2003	(33,001)	16,834	(2,230)	(18,397)
Change during 2004	19,709	60,841	87	80,637

Balance, May 31, 2004	(13,292)	77,675	(2,143)	62,240

3815668 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	For the nine months ended
	May 31, 2004	May 31, 2003
Shareholders’ equity in accordance with Canadian GAAP	1,196,687	1,440,895
Adjustments relating to pre-operating costs, net of tax of $3,066 (2003—$2,596)	(4,071)	(3,877)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement on business combination net of tax of $6,961 (2003—$5,064)	(11,090)	(6,713)
Integration costs related to CanWest Publications net of tax of $936	(1,663)	(1,663)
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment from expensing intangible assets net of tax of $860	(1,465)	—
Pension valuation allowance net of tax of $285 (2003—$339)	485	577
Adjustments to equity accounted affiliates net of tax of $2,385 (2003—($1,359))	(4,241)	2,125
Adjustment to purchase equation	(7,000)	—
Adjustment to reflect losses on interest rate and cross-currency swaps net of tax of $69,194 (2003—$64,426)	(52,979)	(28,486)
Transition adjustment on interest rate swaps, net of tax of $1,502 (2003—$1,434)	(2,143)	(2,259)
Unrealized gain (loss) on other investments net of tax of nil (2003—nil)	77,675	1,607

Shareholders’ equity in accordance with U.S. GAAP	1,229,636	1,441,647

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST MEDIA INC.

Date: October 8, 2004	By:	/s/ John E. Maguire
John E. Maguire Chief Financial Officer